Exhibit 99.1

Ermenegildo Zegna N.V.
Semi-Annual Report
At June 30, 2025 and for the six months ended June 30, 2025 and 2024
____________________________________________________________________________________________________

BOARD OF DIRECTORS
Chairman and Chief Executive Officer
Ermenegildo Zegna di Monte Rubello
Directors
Andrea C. Bonomi
Angelica Cheung
Domenico De Sole
Sergio P. Ermotti
Ronald B. Johnson
Valerie A. Mars
Michele Norsa
Henry Peter
Anna Zegna di Monte Rubello
Paolo Zegna di Monte Rubello
CERTAIN DEFINED TERMS
In this report (the “Semi-Annual Report”), the terms the “Company” refer to the Registrant, Ermenegildo Zegna N.V., a Dutch public limited liability company (naamloze vennootschap), and the terms “Ermenegildo Zegna Group” and the “Group” refer to the Company together with its consolidated subsidiaries. Unless otherwise specified, the terms “we”, “our” and “us” refer to the Group or the Company, as the context may require.
INTRODUCTION
The Semi-Annual Condensed Consolidated Financial Statements at June 30, 2025 and for the six months ended June 30, 2025 and 2024 (the “Semi-Annual Condensed Consolidated Financial Statements”) included in this Semi-Annual Report have been prepared in accordance with IAS 34 — Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union. The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements at December 31, 2024 and December 31, 2023 and for each of the three years in the period ended December 31, 2024 (the “2024 Annual Consolidated Financial Statements”), except as otherwise stated in Note 2 — Basis of preparation and Note 3 — Summary of significant accounting policies to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere within this Semi-Annual Report.
The Group’s financial information is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars” and “US$” refer to the currency of the United States of America (the “United States”).
Certain totals in the tables included in this document may not add due to rounding.
The Semi-Annual Condensed Consolidated Financial Statements included within this Semi-Annual Report are unaudited.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Semi-Annual Report contains forward-looking statements. Forward-looking statements provide the current expectations or forecasts of future events of the Company. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” and “would,” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this Semi-Annual Report include, but are not limited to, statements regarding the Group’s operations, cash flows, financial position and dividend policy.
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The risks and uncertainties include, but are not limited to:
•the ability of the Group to safeguard the recognition, integrity and reputation of its brands, to anticipate trends and to identify and respond to new and changing customer preferences;
•the impact of pandemics or other public health crises on the Group’s business;
•disruptions arising from political, social and economic instability, geopolitical tensions or civil unrest, including the ongoing conflicts in Ukraine and the Middle East region, as well as the imposition of sanctions;
•the impact of trading policies and restrictions and the imposition of tariffs;
•the ability of the Group to successfully implement its strategy;
•the ability of the Group to achieve the expected benefits of businesses we may acquire;
•disruptions to the Group’s manufacturing and logistics facilities, as well as its Directly Operated Stores (DOSs);
•risks related to the operation of the Group’s DOSs, including as a result of difficulties in renewing the existing lease agreements, an increase in rental charges or a decline in sales;
•risks related to the operation of points of sale by third parties in the wholesale channel, as well as our dependence on local partners to sell our products in certain markets;
•the ability of the Group to accurately forecast consumer demand;
•fluctuations in the price or quality of, or disruptions in the availability of, raw materials used by the Group for its products or of commodities such as energy, which could cause the Group to incur increased costs, disrupt its manufacturing processes or prevent or delay the Group from meeting its customers’ demand;
•the ability of the Group to negotiate, maintain or renew license or co-branding agreements with high-end third party brands;
•the impact of any current or future disputes, proceedings or litigation on the Group’s operations;
•shifts in travel patterns or declines in travel volumes;
•the ability to attract and retain key senior and skilled personnel and preserve craftsmanship skills;
•the Group’s ability to protect its intellectual property rights;

•disruptions or breaches in the Group’s information technology systems compromising the Group’s business operations or the personal information of the Group’s customers, including as a result of cybercrimes, or the theft or unauthorized use of personal information of the Group’s customers, employees or other parties;
•the fact that the market price of the Company’s securities may be volatile due to a variety of factors;
•the ability to develop and maintain effective internal controls;
•the ability to maintain compliance with applicable listing standards;
•the Company has identified material weaknesses in its internal control over financial reporting; if the Company fails to remediate these material weaknesses or maintain an effective system of internal controls, this could result in a material misstatement in the Company’s consolidated financial statements and may subject us to adverse regulatory consequences and affect investor confidence in us and, as a result, the price of our securities and our ability to access the capital markets and other forms of financing in the future may be impaired;
•changes in local economic, business, regulatory, social and political conditions, as well as changes in general economic conditions (such as significant inflation) and in demand for luxury goods;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•the high levels of competition in the luxury goods market;
•compliance with laws, including laws and regulations related to intellectual property, competition, product safety, packaging and labeling, import and processing of certain raw materials and finished goods, data protection and privacy, limits on cash payments, sanctions, workers’ health and safety, human rights and the environment, and actions taken by regulatory authorities;
•risks related to climate change and other environmental impacts, as well as an increased focus by regulators and stakeholders on environmental, social and governance matters;
•the enactment of tax reforms and other changes in tax laws and regulations; and
•other factors discussed elsewhere in this document.
Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described above. Accordingly, you should not rely on such forward-looking statements, which speak only at the date of this Semi-Annual Report. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Semi-Annual Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks the Company describes in the reports it will file from time to time with the SEC.
Although the Company believes the expectations reflected in the forward-looking statements were reasonable at the time made, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company, nor any other person assumes responsibility for the accuracy or completeness of such forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this document and any subsequent written or oral forward-looking statements that may be issued by the Company or persons acting on its behalf.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Ermenegildo Zegna N.V. is a Dutch public limited liability company (naamloze vennootschap) and its ordinary shares are listed on the New York Stock Exchange under the “ZGN” ticker.
The Ermenegildo Zegna Group is a global luxury player, with a leading position in the high-end menswear business, internationally recognized for its unique textile and manufacturing platform. Heritage, Italian craftsmanship, quality and innovation are the key ingredients of its three complementary brands: ZEGNA, Thom Browne and TOM FORD FASHION, through which the Group reaches different communities, from ZEGNA’s absolute luxury, to the modern tailoring of Thom Browne, to the seductive elegance of TOM FORD FASHION. Thanks to Thom Browne and TOM FORD FASHION, the Group can also play an important and growing role in the luxury womenswear and leather goods segments.
The Group was founded in 1910 in Northern Italy, in the town of Trivero, as a wool mill by Ermenegildo Zegna (the grandfather of the Group’s current Chairman and Chief Executive Officer) with the dream of creating the most beautiful and luxurious fabrics in the world. In the sixties the Company moved from textile into men’s ready-to-wear while in the eighties it expanded its business internationally with the opening of the first monobrand boutique in Paris in 1980 marking the beginning of an extensive retail network development at worldwide level. In 2018, the Group acquired 85% of Thom Browne Inc. (the Group owns 92% of Thom Browne Inc. at June 30, 2025) and on April 28, 2023, following the completion of the acquisition of Tom Ford International (“TFI”) (the “TFI Acquisition”), the Group became a long-term licensee of the Estée Lauder Companies Inc. (“ELC”) for the TOM FORD brand for the men’s and women’s fashion and accessories business.
The Group’s Filiera, the unique supply chain composed of some of the finest Italian high-end textile producers fully integrated in the Group’s luxury manufacturing capabilities, represents an undeniable competitive advantage for all the Group’s brands.
The Group controls the most important phases of the value chain, from designing to manufacturing and distribution. Over the years, the Group has reached a significant international presence through the direct-to-consumer retail channel, as well as through selected wholesale customers. The Group and its brands are led by a world-class management team.
The Group operates its business in three segments: (i) the Zegna segment, comprising three product lines: ZEGNA brand, Textile and Other (the latter mainly relating to the supply of apparel for men to third party fashion brands, as well as to Thom Browne and TOM FORD FASHION), (ii) the Thom Browne segment and (iii) the Tom Ford Fashion segment.
The following table presents the Group’s revenues, Profit, Adjusted EBIT and Adjusted Profit for the six months ended June 30, 2025 and 2024. For additional information regarding Adjusted EBIT and Adjusted Profit, which are non-IFRS financial measures, including a reconciliation of Adjusted EBIT and Adjusted Profit to Profit, see “—Non-IFRS Financial Measures.”

	For the six months ended June 30,
(€ thousands)	2025	2024
Revenues	927,690	960,122
Profit	47,902	31,332
Adjusted EBIT	68,670	80,910
Adjusted Profit	54,397	37,184
The Group primarily operates via its worldwide direct-to-consumer (“DTC”) distribution channel through a network of Directly Operated Stores (DOSs) comprised of 286 ZEGNA, 120 Thom Browne and 66 TOM FORD FASHION DOSs at June 30, 2025 for a total of 472 DOSs at the Group level), including boutiques, outlets and concessions in department stores, as well as through multibrand e-commerce marketplaces. The Group also distributes its products worldwide through monobrand or multibrand points of sale operated by its wholesale customers, including franchisees, department stores, multibrand specialty stores and online multi-brand e-tailers. Taking into account both the DTC and the wholesale distribution channels, the Group is present in approximately 80 countries worldwide. The Textile product line, which designs, manufactures and sells luxury fabrics under various brands to third party customers, as well as to other product lines within the Group, is included within the Zegna segment and follows its own operational phases and logics.
The strengthening of the Group’s DTC distribution channel is and will remain a significant pillar of our future growth strategy for all of our brands. Each brand’s DOS network plays a vital role in successfully implementing the brands’ clienteling strategy while delivering a distinctive and personalized client experience.

The following table presents the Group’s DOSs network by segment and geography.

	At June 30, 2025				At December 31, 2024				At June 30, 2024
# stores	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group
EMEA	81	9	12	102	76	9	11	96	75	9	7	91
Americas	75	32	13	120	72	28	13	113	64	20	12	96
Greater China Region	77	39	13	129	78	40	12	130	82	35	11	128
Rest of APAC	53	40	28	121	55	39	28	122	58	38	26	122
Total DOSs	286	120	66	472	281	116	64	461	279	102	56	437

Seasonality
The luxury apparel market in which the Group operates is subject to seasonal fluctuations in sales.
With regard to retail sales in the DTC channel, sales tend to be higher in the last quarter of the year, driven by the holiday shopping season, as well as in January and February, in correspondence with the Chinese New Year celebrations. However, several other events may also affect retail sales, including adverse weather conditions or other macroeconomic and external events.
With regard to the wholesale branded channel, sales are usually higher in the months of the year in which wholesale customers concentrate their purchases. For example, deliveries of seasonal goods to wholesale customers tend to concentrate from November to February for the Spring/Summer collection and from June to September for the Fall/Winter collection.
Operating costs, in contrast, do not generally experience significant seasonal fluctuations, except for certain increases in the months of November and December due to the variable costs associated with sales commissions and variable leases, as well as marketing activities such as events that the Group hosts or participates in, which may not occur evenly throughout the year or between periods.
As a result of the foregoing, the financial results for interim periods may not be indicative of results for the entire fiscal year. Management expects such seasonal trends to continue.

Results of Operations
Six months ended June 30, 2025 compared with six months ended June 30, 2024
The following is a discussion of the Group’s results of operations for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024.

	For the six months ended June 30,
(€ thousands, except percentages)	2025	Percentage of revenues	2024	Percentage of revenues
Revenues	927,690	100.0%	960,122	100.0%
Costs of sales	(301,658)	(32.5%)	(322,678)	(33.6%)
Gross profit	626,032	67.5%	637,444	66.4%
Selling, general and administrative expenses	(501,804)	(54.1%)	(497,612)	(51.8%)
Marketing expenses	(62,882)	(6.8%)	(66,751)	(7.0%)
Operating profit	61,346	6.6%	73,081	7.6%
Financial income	21,207	2.3%	12,106	1.3%
Financial expenses	(25,408)	(2.7%)	(29,267)	(3.0%)
Foreign exchange gains/(losses)	10,214	1.1%	(7,684)	(0.8%)
Result from investments accounted for using the equity method	659	0.1%	314	0.0%
Profit before taxes	68,018	7.4%	48,550	5.1%
Income taxes	(20,116)	(2.2%)	(17,218)	(1.8%)
Profit	47,902	5.2%	31,332	3.3%

Revenues
The Group generates revenues from the sale of its products and services, as well as from royalties received from licensees and other third parties. Revenues are recognized net of returns and discounts.
In addition to presenting our revenues on a current currency basis, the following analysis of revenues includes the change in revenues on an organic basis, which we refer to as “Organic”. The change in revenues on an organic basis is a non-IFRS measure. See “—Non-IFRS Financial Measures” for additional information relating to this measure and for the reconciliations of revenue growth to Organic.
Revenues for the six months ended June 30, 2025 amounted to €927,690 thousand, a decrease of €32,432 thousand or -3.4% (-2.0% Organic), compared to €960,122 thousand for the six months ended June 30, 2024, primarily reflecting a decrease in the Thom Browne segment mainly driven by wholesale and which was only partially offset by an increase in the Tom Ford Fashion segment. Revenues for the Zegna segment were substantially in line with the prior year. All segments were negatively impacted by foreign currency exchange rates during the period, primarily due to the appreciation of the Euro against several currencies in which the Group operates, and mainly the U.S. Dollar and the Chinese Renminbi.
An analysis of revenues by (i) brand and product line, (ii) distribution channel and (iii) geographic area is provided below. For further details relating to the revenues of each of the Group’s operating segments, see “—Results by Segment” below.

Revenues by brand and product line
The following table sets forth a breakdown of revenues by brand and product line for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%	Organic
ZEGNA brand	570,409	566,067	4,342	0.8%	2.6%
Thom Browne	129,154	166,721	(37,567)	(22.5%)	(21.7%)
TOM FORD FASHION	152,715	148,493	4,222	2.8%	3.8%
Textile	67,061	71,836	(4,775)	(6.6%)	(6.3%)
Other (1)	8,351	7,005	1,346	19.2%	19.3%
Total revenues	927,690	960,122	(32,432)	(3.4%)	(2.0%)
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.
By brand and product line, the decrease in revenues was mainly attributable to:
(i)a decrease in Thom Browne of €37,567 thousand or -22.5% (-21.7% Organic), driven by a decrease in the wholesale channel of €40,230 thousand, primarily reflecting the impact of the decision to streamline the wholesale business starting in 2024. This was only partially offset by an increase of €2,663 thousand in the DTC channel, driven by the expansion of the DTC store network with 18 net store openings (120 DTC stores at June 30, 2025 compared to 102 DTC stores at June 30, 2024), and despite the performance in the Greater China Region which continues to be impacted by challenges for the luxury sector; and
(ii)a decrease in Textile of €4,775 thousand or -6.6% (-6.3% Organic), driven by lower orders for new collections compared to the previous year, reflecting challenges and uncertainties which continue to affect the demand of textile products from luxury brands;
partially offset by:
(iii)an increase in ZEGNA brand of €4,342 thousand or +0.8% (+2.6% Organic), primarily attributable to an increase in the DTC channel of €17,940 thousand, reflecting the positive performance of existing stores and the continued demand for the brand collections, as well as the expansion of the DTC store network with 7 net store openings (286 DTC stores at June 30, 2025 compared to 279 DTC stores at June 30, 2024), including the conversion from wholesale to DTC of several stores in Canada in the second half of 2024. By geographic area, the increase in revenues in ZEGNA brand was driven by the Americas and EMEA, including strong performance in the Middle East, partially offset by the performance in the Greater China Region which continues to be impacted by challenges for the luxury sector. ZEGNA brand wholesale revenues decreased by €13,598 thousand, primarily reflecting the aforementioned conversion from wholesale to DTC of several stores in Canada in the second half of 2024, different timing of deliveries for the Fall/Winter collection, and the decision to limit the distribution of certain iconic products in order to preserve their exclusivity;
(iv)an increase in TOM FORD FASHION of €4,222 thousand or +2.8% (+3.8% Organic), driven by an increase in the DTC channel of €7,833 thousand, reflecting positive performance in all regions (in particular EMEA), and the expansion of the DTC store network with 10 net store openings (66 DTC stores at June 30, 2025 compared to 56 DTC stores at June 30, 2024); and
(v)an increase in Other revenues of €1,346 thousand or +19.2% (+19.3% Organic), mainly attributable to revenues from agreements with third-party brands.

Revenues by distribution channel
The following table sets forth a breakdown of revenues by distribution channel for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%	Organic
Direct to Consumer (DTC)
ZEGNA brand	504,501	486,561	17,940	3.7%	5.6%
Thom Browne	92,639	89,976	2,663	3.0%	5.0%
TOM FORD FASHION	100,895	93,062	7,833	8.4%	9.9%
Total Direct to Consumer (DTC)	698,035	669,599	28,436	4.2%	6.1%
As a percentage of branded products (1)	82%	76%
Wholesale branded
ZEGNA brand	65,908	79,506	(13,598)	(17.1%)	(15.4%)
Thom Browne	36,515	76,745	(40,230)	(52.4%)	(52.4%)
TOM FORD FASHION	51,820	55,431	(3,611)	(6.5%)	(6.3%)
Total Wholesale branded	154,243	211,682	(57,439)	(27.1%)	(26.5%)
As a percentage of branded products (1)	18%	24%
Textile	67,061	71,836	(4,775)	(6.6%)	(6.3%)
Other (2)	8,351	7,005	1,346	19.2%	19.3%
Total revenues	927,690	960,122	(32,432)	(3.4%)	(2.0%)
________________________________________
(1)Branded products refer to the products sold under the three brands that the Group operates, through the DTC or wholesale branded distribution channels.
(2)Other mainly includes revenues from agreements with third party brands.

By distribution channel, the decrease in branded revenues was mainly attributable to:
(i)a decrease in the wholesale branded channel of €57,439 thousand or -27.1% (-26.5% Organic), as a result of:
(a)a decrease in Thom Browne wholesale of €40,230 thousand or -52.4% (-52.4% Organic), primarily reflecting the decision to increase focus on the DTC channel while streamlining the wholesale business;
(b)a decrease in ZEGNA brand wholesale of €13,598 thousand or -17.1% (-15.4% Organic), primarily reflecting the conversion from wholesale to DTC of several stores in Canada in the second half of 2024, different timing of deliveries for the Fall/Winter collection, and the decision to limit the distribution of certain iconic products in order to preserve their exclusivity; and
(c)a decrease in TOM FORD FASHION wholesale of €3,611 thousand or -6.5% (-6.3% Organic), primarily reflecting the conversion of several stores from wholesale to DTC and lower orders for the Spring/Summer 2025 collection ahead of Haider Ackermann’s inaugural collection for Fall/Winter 2025;
partially offset by:
(ii)an increase in the DTC channel of €28,436 thousand or +4.2% (+6.1% Organic), as a result of:
(a)an increase in ZEGNA brand DTC of €17,940 thousand or +3.7% (+5.6% Organic), reflecting the positive performance in existing stores and the continued demand for the brand collections, as well as the expansion of the DTC store network with 7 net store openings (286 DTC stores at June 30, 2025 compared to 279 DTC stores at June 30, 2024), including the conversion from wholesale to DTC of several stores in Canada in the second half of 2024. By geographic area, the increase in revenues was driven by the Americas and EMEA, including strong performance in the Middle East, partially offset by the performance in the Greater China Region which continues to be impacted by challenges for the luxury sector;

(b)an increase in TOM FORD FASHION DTC of €7,833 thousand or +8.4% (+9.9% Organic), reflecting the positive performance in all regions (in particular EMEA), driven by the expansion of the DTC store network with 10 net store openings (66 DTC stores at June 30, 2025 compared to 56 DTC stores at June 30, 2024); and
(c)an increase in Thom Browne DTC of €2,663 thousand or +3.0% (+5.0% Organic), reflecting the expansion of the DTC store network with 18 net store openings, including stores in New York, Palm Beach, Los Angeles and Tokyo, as well as the conversion from wholesale to DTC of 6 stores in Canada in the second half of 2024 (120 DTC stores at June 30, 2025 compared to 102 DTC stores at June 30, 2024), partially offset by the performance in the Greater China Region which continues to be impacted by challenges for the luxury sector.
Revenues by geographic area
The following table sets forth a breakdown of revenues by geographic area for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%	Organic
EMEA (1)	328,908	336,591	(7,683)	(2.3%)	(1.9%)
Americas (2)	262,714	246,046	16,668	6.8%	9.3%
Greater China Region	223,101	266,324	(43,223)	(16.2%)	(14.7%)
Rest of APAC (3)	111,508	109,990	1,518	1.4%	3.4%
Other (4)	1,459	1,171	288	24.6%	24.8%
Total revenues	927,690	960,122	(32,432)	(3.4%)	(2.0%)
_______________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

By geographic area, the decrease in revenues was mainly attributable to:
(i)a decrease in the Greater China Region of €43,223 thousand or -16.2% (-14.7% Organic), reflecting challenging conditions for the luxury sector in the region, in particular in Mainland China, and impacting all of the Group’s brands; and
(ii)a decrease in EMEA of €7,683 thousand or -2.3% (-1.9% Organic), reflecting negative performance in the wholesale channel for all of the Group’s brands and mainly Thom Browne, partially offset by strong positive performance in the DTC channel of the ZEGNA and TOM FORD FASHION brands;
partially offset by:
(iii)an increase in Americas of €16,668 thousand or +6.8% (+9.3% Organic), driven by (a) double digit growth of the ZEGNA brand reflecting strong performance in the United States, as well as Mexico and Brazil, and (b) the expansion of the Thom Browne DTC store network with 12 net store openings in the region, including new stores in New York, Palm Beach and Los Angeles, as well as the conversion from wholesale to DTC of 6 stores in Canada in the second half of 2024 (32 DTC stores at June 30, 2025 compared to 20 DTC stores at June 30, 2024); and
(iv)an increase in Rest of APAC of €1,518 thousand or +1.4% (+3.4% Organic), driven by an increase in the DTC channel for all of the Group’s brands.
For further details relating to the revenues of each of the Group’s operating segments, see “—Results by Segment” below.

Cost of sales

Cost of sales comprises costs directly related to the production, procurement and the supply of goods and services, including direct labor costs, costs for raw materials and components used to manufacture the Group’s products (such as fibers and yarns of wool, silk, cotton, linen, cashmere and fabrics of the same composition, as well as leather), costs for semi-finished products, finished goods, consumables and outsourced manufacturing from third parties. Cost of sales also includes depreciation, amortization and impairment of assets, lease expenses, maintenance, write-downs of inventory, freight and duty, and other production-related costs, including manufacturing overhead.
The following table sets forth the cost of sales for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%
Cost of sales	(301,658)	(322,678)	21,020	6.5%
Cost of sales as % of revenues	(32.5%)	(33.6%)
Cost of sales for the six months ended June 30, 2025 amounted to €301,658 thousand, a decrease of €21,020 thousand or -6.5%, compared to €322,678 thousand for the six months ended June 30, 2024, and as a percentage of revenues, cost of sales decreased from 33.6% to 32.5%.
The decrease in cost of sales was primarily attributable to (i) lower sales volumes in Thom Browne (for which revenues decreased by €37,567 thousand in 2025 compared to 2024) which resulted in lower purchases of finished goods and lower costs for duties and freight, (ii) the recognition of a government grant of €3,117 thousand in 2025 to offset research and development costs expensed relating to product innovation in Italy as part of the National Recovery and Resilience Plan funds, and (iii) lower costs relating to the acquisition method of accounting for the TFI Acquisition, which were zero in 2025 compared to €3,591 thousand in 2024, partially offset by (iv) an increase of provisions for slow moving and obsolete inventories (net of releases) recognized from €7,775 thousand in 2024 to €14,974 thousand in 2025, and (v) higher costs for TOM FORD FASHION primarily driven by an increase in revenues.
Gross profit

The following table sets forth gross profit for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%
Gross profit	626,032	637,444	(11,412)	(1.8%)
Gross profit as % of revenues	67.5%	66.4%
Gross profit for the six months ended June 30, 2025 amounted to €626,032 thousand, a decrease of €11,412 thousand or -1.8%, compared to €637,444 thousand for the six months ended June 30, 2024.
Gross profit as a percentage of revenues increased from 66.4% for the six months ended June 30, 2024 to 67.5% for the six months ended June 30, 2025 primarily driven by (i) a higher proportion of DTC sales compared to wholesale sales (DTC sales, which have higher gross profit margins compared to wholesale sales, represented 82% of revenues from branded products for the six months ended June 30, 2025 compared to 76% for the six months ended June 30, 2024), (ii) the recognition of a government grant of €3,117 thousand to offset research and development costs expensed relating to product innovation in Italy as part of the National Recovery and Resilience Plan funds, and (iii) costs of €3,591 thousand recognized in the prior year for the acquisition method of accounting for the TFI Acquisition, partially offset by (iv) an increase of provisions for slow moving and obsolete inventories (net of releases) recognized from €7,775 thousand in 2024 to €14,974 thousand in 2025.
Selling, general and administrative expenses

Selling, general and administrative expenses primarily include costs for sales and administrative personnel, selling expenses, fees for corporate bodies, consultancies and accounting fees, royalties and amortization in relation to the TOM

FORD FASHION license, and other administrative and general expenses, as well as depreciation, amortization and impairment of assets used for selling and administrative activities.
The following table sets forth selling, general and administrative expenses for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%
Selling, general and administrative expenses	(501,804)	(497,612)	(4,192)	(0.8%)
Selling, general and administrative expenses as % of revenues	(54.1%)	(51.8%)
Selling, general and administrative expenses for the six months ended June 30, 2025 amounted to €501,804 thousand, an increase of €4,192 thousand or +0.8%, compared to €497,612 thousand for the six months ended June 30, 2024, and as a percentage of revenues, selling, general and administrative expenses increased from 51.8% to 54.1%.
The increase in selling, general and administrative expenses was primarily attributable to:
(i)higher costs to support the expansion of the DTC network for all of the Group’s brands, including costs to convert stores from wholesale to DTC and a full period of operating costs in the first half of 2025 for stores that were opened in 2024. In particular, between June 30, 2024 and June 30, 2025 the Group had 7 net store openings for ZEGNA, 18 net store openings for Thom Browne, and 10 net store openings for TOM FORD FASHION;
partially offset by:
(ii)lower costs relating to long-term incentives to management (including equity-settled and cash-settled share-based payments) of €8,906 thousand (a release of €1,542 thousand for the six months ended June 30, 2025 compared to costs of €7,364 thousand for the six months ended June 30, 2024);
(iii)the effects of actions taken by management to prudently manage and contain costs in light of the challenging conditions currently impacting the luxury sector, which resulted in a decrease in certain discretionary costs, primarily in the Thom Browne segment; and
(iv)positive impact from foreign currency exchange rates during the period, primarily due to the appreciation of the Euro against several currencies in which the Group operates, and mainly the U.S. Dollar and the Chinese Renminbi.
Selling, general and administrative expenses for the six months ended June 30, 2025 and 2024 included €7,324 thousand and €7,829 thousand, respectively, relating to adjusting items in the presentation of Adjusted EBIT as management considers these items not reflective of underlying operating activities. For additional information please refer to “Non-IFRS Financial Measures—Adjusted EBIT”.
Marketing expenses

Marketing expenses primarily include costs related to advertising and marketing activities, including personnel costs and costs for advertising, communications, media and events, such as fashion shows, store windows and displays. Marketing expenses also include depreciation, amortization and impairment of assets used in advertising and marketing activities.
The following table sets forth the marketing expenses for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%
Marketing expenses	(62,882)	(66,751)	3,869	5.8%
Marketing expenses as % of revenues	(6.8%)	(7.0%)

Marketing expenses for the six months ended June 30, 2025 amounted to €62,882 thousand, a decrease of €3,869 thousand or -5.8%, compared to €66,751 thousand for the six months ended June 30, 2024, and as a percentage of revenues, marketing expenses decreased from 7.0% to 6.8%.
The decrease in marketing expenses was primarily attributable to a concentration of marketing activities and events in the first half of 2024.
Aligned with its brand strategy, the Group continued investing significantly in marketing activities in the first half of 2025, with a particular focus on enhancing the brand experience and engagement for the ZEGNA brand.
Below is a summary of the most significant initiatives during the period for each of the Group’s three brands.
ZEGNA brand
(i)Event – ZEGNA presented the Spring/Summer 2026 collection at the fashion show held in Dubai in June 2025, transforming the Dubai Opera into an immersive experience connected to the brand and continuing the VILLA ZEGNA event previously showcased in Shanghai and New York; and
(ii)Fashion show – ZEGNA hosted a Winter 2025 Fashion Show in Milan during the Milan Men’s Fashion Week and unveiled the new exclusive collection Vellus Aureum.
Thom Browne

(i)Fashion show – In February 2025, Thom Browne presented the Fall 2025 collection with an artful runway show at The Shed in New York, inspired by the calming pastime of birding and fully devoted to the designer’s signature tailoring.
TOM FORD FASHION
(i)Fashion show – In March 2025, TOM FORD FASHION hosted a Winter 2025 runway show in Paris, which also marked the debut of Haider Ackermann as Creative Director.

Financial income and financial expenses

Financial income and financial expenses include the effects of fair value changes on liabilities relating to put options owned by non-controlling interests in the Group’s investments in Thom Browne, Inc. and Gruppo Dondi S.p.A., as well as income and expenses relating to the Group’s financial assets and liabilities, including interest and the costs of hedging transactions.
The following tables set forth financial income and financial expenses for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%
Financial income	21,207	12,106	9,101	75.2%
Financial income as % of revenues	2.3%	1.3%
Financial income for the six months ended June 30, 2025 amounted to €21,207 thousand, an increase €9,101 thousand or +75.2%, compared to €12,106 thousand for the six months ended June 30, 2024.
The increase in financial income was primarily attributable to (i) higher gains of €10,925 thousand from the fair value remeasurement of liabilities for put options held by non-controlling interests (a gain of €13,835 thousand in 2025 relating to the Thom Browne non-controlling interest put option driven by a revision of the EBITDA projections used to calculate the estimated exercise price of the option, compared to gains of €2,910 thousand in 2024 relating to the Dondi non-controlling interest put option), (ii) higher gains of €580 thousand from securities held by the Group (gains of €4,202 thousand in 2025 compared to gains of €3,622 thousand in 2024), partially offset by a (iii) lower interest income on other financial assets of €1,039 thousand, (iv) lower gains of €977 thousand from derivative financial instruments, and (v) lower gains of €464 thousand from hedging operations.

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%
Financial expenses	(25,408)	(29,267)	3,859	13.2%
Financial expenses as % of revenues	(2.7%)	(3.0%)
Financial expenses for the six months ended June 30, 2025 amounted to €25,408 thousand, a decrease of €3,859 thousand or -13.2%, compared to €29,267 thousand for the six months ended June 30, 2024.
The decrease in financial expenses was primarily attributable to (i) lower losses of €3,731 thousand from the fair value remeasurement of liabilities for put options held by non-controlling interests (losses of €488 thousand in 2025 relating to Dondi non-controlling interest put option compared to losses of €4,219 thousand in 2024 relating to the Thom Browne non-controlling interest put option liability), (ii) a decrease of €1,735 thousand in interest expenses on bank loans and overdrafts (€5,584 thousand in 2025 compared to €7,319 thousand in 2024) and (iii) lower losses of €1,190 thousand from securities held by the Group, driven by the performance of the financial markets (a loss of €241 thousand in 2025 compared to a loss of €1,431 thousand in 2024), partially offset by (iv) an increase of €2,025 thousand in interest and financial charges for lease liabilities driven by an expansion of the leased store network (€13,536 thousand in 2025 compared to €11,511 thousand in 2024), and (v) an increase of €874 thousand relating to hedging costs.
Foreign exchange gains/(losses)

Foreign exchange gains/(losses) include realized gains and losses on exchange differences and on fair value adjustments of derivatives and the effects of exchange rates from the remeasurement of liabilities relating to put options owned by non-controlling interests.
The following table sets forth foreign exchange gains/(losses) for the six months ended June 30, 2025.

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%
Foreign exchange gains/(losses)	10,214	(7,684)	17,898	n.m. (*)
Foreign exchange gains/(losses) as % of revenues	1.1%	(0.8%)
______________________________________
(*) Throughout this section “n.m.” means not meaningful.
Foreign exchange gains for the six months ended June 30, 2025 amounted to €10,214 thousand, a change of €17,898 thousand compared to foreign exchange losses of €7,684 thousand for the six months ended June 30, 2024, primarily driven by favorable foreign exchange impact of €18,545 thousand related to the Thom Browne non-controlling interest put option liability, which is denominated in U.S. Dollars (foreign currency gains of €14,431 thousand in 2025 compared to foreign currency losses of €4,114 thousand in 2024).
Result from investments accounted for using the equity method

Result from investments accounted for using the equity method includes the Group’s share of income and loss related to our investments in associates and joint arrangements accounted for using the equity method.

The following tables set forth the result from investments accounted for using the equity method for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%
Result from investments accounted for using the equity method	659	314	345	109.9%
Result from investments accounted for using the equity method as % of revenues	0.1%	0.0%

Result from investments accounted for using the equity method for the six months ended June 30, 2025 amounted to a profit of €659 thousand, an increase of €345 thousand or +109.9%, compared to a profit of €314 thousand for the six months ended June 30, 2024, and primarily related to (i) a gain of €516 thousand in 2025 relating to the Group’s investment in Filati Biagioli Modesto S.p.A. compared to a gain of €320 thousand in 2024 and (ii) a gain of €141 thousand relating to the Group’s investment in Norda Run Inc. in 2025 compared to a gain of €38 thousand in 2024.
Income taxes

Income taxes include the current taxes on the results of the Group’s operations and any changes in deferred income taxes.
The following table sets forth income taxes for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%
Income taxes	(20,116)	(17,218)	(2,898)	(16.8%)
Income taxes as % of revenues	(2.2%)	(1.8%)

Income taxes for the six months ended June 30, 2025 and 2024 amounted to €20,116 thousand and €17,218 thousand, respectively, and the effective tax rate for the six months ended June 30, 2025 and 2024 was 29.6% and 35.5%, respectively.

Results by Segment
The following tables set forth revenues (before intersegment eliminations), Adjusted EBIT and Adjusted EBIT Margin by segment for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%	Organic
Revenues
Zegna	660,319	660,538	(219)	0.0%	1.6%
Thom Browne	129,462	166,935	(37,473)	(22.4%)	(21.6%)
Tom Ford Fashion	152,715	148,493	4,222	2.8%	3.8%
Intersegment eliminations	(14,806)	(15,844)	1,038	n.m.	n.m.
Total revenues	927,690	960,122	(32,432)	(3.4%)	(2.0%)

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%
Adjusted EBIT
Zegna	94,390	84,695	9,695	11.4%
Thom Browne	4,482	20,186	(15,704)	(77.8%)
Tom Ford Fashion	(19,430)	(11,913)	(7,517)	63.1%
Corporate	(10,673)	(11,965)	1,292	10.8%
Intersegment eliminations	(99)	(93)	(6)	(6.5%)
Total Adjusted EBIT	68,670	80,910	(12,240)	(15.1%)

Adjusted EBIT Margin
Zegna	14.3%	12.8%
Thom Browne	3.5%	12.1%
Tom Ford Fashion	(12.7%)	(8.0%)
Total Adjusted EBIT Margin	7.4%	8.4%
For additional information relating to Adjusted EBIT and Adjusted EBIT Margin, which are non-IFRS financial measures, see “—Non-IFRS Financial Measures—Adjusted EBIT and Adjusted EBIT Margin”.
The following is a discussion of revenues, Adjusted EBIT and Adjusted EBIT Margin for each segment for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024.
Zegna segment
The following table sets forth revenues, Adjusted EBIT and Adjusted EBIT Margin of the Zegna segment for the six months ended June 30, 2025 and 2024 (before intersegment eliminations).

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%
Revenues (before intersegment eliminations)	660,319	660,538	(219)	0.0%
Adjusted EBIT	94,390	84,695	9,695	11.4%
Adjusted EBIT Margin	14.3%	12.8%
Revenues
Revenues (before intersegment eliminations) for the Zegna segment for the six months ended June 30, 2025 amounted to €660,319 thousand, a decrease of €219 thousand or 0.0% (+1.6% Organic), compared to €660,538 thousand for the six months ended June 30, 2024.

The decrease in revenues for the Zegna segment was primarily attributable to:
(i)a decrease in ZEGNA brand wholesale branded channel of €13,598 thousand or -17.1% (-15.4% Organic), primarily reflecting the conversion from wholesale to DTC of several stores in Canada in the second half of 2024, different timing of deliveries for the Fall/Winter collection, and the decision to limit the distribution of certain iconic products in order to preserve their exclusivity; and
(ii)a decrease in Textile of €4,751 thousand or -6.6%, driven by lower orders for new collections compared to the previous year, reflecting challenges and uncertainties which continue to affect the demand of textile products from luxury brands;
partially offset by:
(iii)an increase in the ZEGNA brand DTC channel of €17,940 thousand or +3.7% (+5.6% Organic), reflecting the positive performance in existing stores and the continued demand for the brand collections, as well as the expansion of the DTC store network with 7 net store openings (286 DTC stores at June 30, 2025 compared to 279 DTC stores at June 30, 2024), including the conversion from wholesale to DTC of several stores in Canada in the second half of 2024. By geographic area, the increase in revenues was driven by the Americas and EMEA, including strong performance in the Middle East, partially offset by the performance in the Greater China Region which continues to be impacted by challenges for the luxury sector.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT for the Zegna segment amounted to €94,390 thousand for the six months ended June 30, 2025, an increase of €9,695 thousand or +11.4%, compared to €84,695 thousand for the six months ended June 30, 2024. Adjusted EBIT Margin was 14.3% and 12.8%, respectively.
The increase in Adjusted EBIT for the Zegna segment was primarily attributable to:
(i)    an improved gross profit margin due to a higher proportion of DTC sales as described above, which have higher gross profit margins compared to wholesale; and
(ii)    lower marketing expenses primarily attributable to a concentration of marketing activities and events in the first half of 2024. Selected initiatives in the six months ended June 30, 2025 included (a) the presentation of the Spring/Summer 2026 collection at the fashion show held in Dubai in June 2025, transforming the Dubai Opera into an immersive experience connected to the brand and continuing the VILLA ZEGNA event previously showcased in Shanghai and New York, (b) hosting the Winter 2025 Fashion Show in Milan during the Milan Men’s Fashion Week and (c) the unveiling of the new exclusive collection Vellus Aureum;
partially offset by:
(iii)    an increase in selling, general and administrative expenses primarily driven by (a) higher costs to support the expansion of the ZEGNA brand DTC channel, including 7 net store openings (286 DTC stores at June 30, 2025 compared to 279 DTC stores at June 30, 2024), and (b) investments in information technology and digital transformation projects, partially offset by (c) a decrease in certain discretionary costs, and (d) to a lesser extent, a positive impact from foreign currency exchange rates during the period, primarily due to the appreciation of the Euro against several currencies in which the Group operates, and mainly the U.S. Dollar and the Chinese Renminbi.

Thom Browne segment
The following table sets forth revenues, Adjusted EBIT and Adjusted EBIT Margin of the Thom Browne segment for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024 (before intersegment eliminations).

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%
Revenues (before intersegment eliminations)	129,462	166,935	(37,473)	(22.4%)
Adjusted EBIT	4,482	20,186	(15,704)	(77.8%)
Adjusted EBIT Margin	3.5%	12.1%
Revenues

Revenues (before intersegment eliminations) for the Thom Browne segment for the six months ended June 30, 2025 amounted to €129,462 thousand, a decrease of €37,473 thousand or -22.4% (-21.6% Organic), compared to €166,935 thousand for the six months ended June 30, 2024.
The decrease in revenues (before intersegment eliminations) for the Thom Browne segment was primarily attributable to:
(i)a decrease in the Thom Browne wholesale branded channel of €40,136 thousand or -52.2%, primarily reflecting the decision to streamline the wholesale business starting in 2024;
partially offset by:
(ii)an increase in the Thom Browne DTC channel of €2,663 thousand or +3.0% (+5.0% Organic), reflecting the expansion of the DTC store network with 18 net store openings, including stores in New York, Palm Beach, Los Angeles and Tokyo, as well as the conversion from wholesale to DTC of 6 stores in Canada in the second half of 2024 (120 DTC stores at June 30, 2025 compared to 102 DTC stores at June 30, 2024), partially offset by the performance in the Greater China Region which continues to be impacted by challenges for the luxury sector.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT for the Thom Browne segment amounted to €4,482 thousand for the six months ended June 30, 2025, a decrease of €15,704 thousand or -77.8%, compared to €20,186 thousand for the six months ended June 30, 2024. Adjusted EBIT Margin was 3.5% and 12.1%, respectively.
The decrease in Adjusted EBIT for the Thom Browne segment was primarily attributable to:
(i)lower revenues of €37,473 thousand as further described above;
partially offset by:
(ii)    a decrease in selling, general and administrative expenses primarily driven by (a) lower costs relating to long-term incentives to management (including equity-settled share-based payments), (b) the effects of actions taken by management to prudently manage and contain costs in light of the challenging conditions currently impacting the luxury sector, which resulted in a decrease in certain discretionary costs, (c) a positive impact from allowances for doubtful accounts of trade receivables primarily driven by lower revenues from wholesale customers, and (d) a positive impact from foreign currency exchange rates during the period, primarily due to the appreciation of the Euro against several currencies in which the Group operates, and mainly the U.S. Dollar and the Chinese Renminbi, partially offset by (e) higher costs to support the expansion of the Thom Browne DTC channel, including 18 net store openings (120 DTC stores at June 30, 2025 compared to 102 DTC stores at June 30, 2024); and

(iii)    lower marketing expenses. Selected initiatives in the six months ended June 30, 2025 included the presentation of the Fall 2025 collection in February 2025 with an artful runway show at The Shed in New York, inspired by the calming pastime of birding and fully devoted to the designer's signature tailoring.
Tom Ford Fashion segment
The following table sets forth revenues, Adjusted EBIT and Adjusted EBIT Margin of the Tom Ford Fashion segment for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024 (before intersegment eliminations).

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2025	2024	2025 vs 2024	%
Revenues (before intersegment eliminations)	152,715	148,493	4,222	2.8%
Adjusted EBIT	(19,430)	(11,913)	(7,517)	63.1%
Adjusted EBIT Margin	(12.7%)	(8.0%)

Revenues

Revenues (before intersegment eliminations) for the Tom Ford Fashion segment for the six months ended June 30, 2025 amounted to €152,715 thousand, an increase of €4,222 thousand or +2.8% (+3.8% Organic), compared to €148,493 thousand for the six months ended June 30, 2024.
The increase in revenues for the Tom Ford Fashion segment was primarily attributable to:
(i)an increase in the TOM FORD FASHION DTC channel of €7,833 thousand or +8.4% (+9.9% Organic), reflecting positive performance in all regions (in particular EMEA), driven by the expansion of the DTC store network with 10 net store openings (66 DTC stores at June 30, 2025 compared to 56 DTC stores at June 30, 2024);
partially offset by:
(ii)a decrease in TOM FORD FASHION wholesale branded channel of €3,611 thousand or -6.5% (-6.3% Organic), reflecting the conversion of several stores from wholesale to DTC and lower orders for the Spring/Summer 2025 collection ahead of Haider Ackermann’s inaugural collection for Fall/Winter 2025.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT for the Tom Ford Fashion segment amounted to €(19,430) thousand for the six months ended June 30, 2025, a decrease of €7,517 thousand, compared to €(11,913) thousand for the six months ended June 30, 2024. Adjusted EBIT Margin was -12.7% and -8.0%, respectively.
The decrease in Adjusted EBIT for the Tom Ford Fashion segment was primarily attributable to:
(i)an increase in selling, general and administrative expenses primarily driven by (a) higher costs to support the expansion of the TOM FORD FASHION DTC channel, including 10 net store openings (66 DTC stores at June 30, 2025 compared to 56 DTC stores at June 30, 2024), (b) a full period of certain operating costs relating to investments made throughout 2024 to reinforce business functions and processes, and (c) investments in information technology and digital transformation projects, partially offset by (d) a positive impact from foreign currency exchange rates during the period, primarily due to the appreciation of the Euro against several currencies in which the Group operates, and mainly the U.S. Dollar and the Chinese Renminbi; and

(ii)    higher marketing expenses. Selected initiatives for the six months ended June 30, 2025 included hosting the Winter 2025 runway show in Paris in March 2025, which also marked the debut of Haider Ackermann as Creative Director;

partially offset by:

(iii)    higher revenues of €4,222 thousand as described above; and

(iv)    lower costs relating to the acquisition method of accounting for the TFI Acquisition, which were zero in 2025 compared to €3,591 thousand in 2024.

Liquidity and Capital Resources
Overview
The Group’s principal sources of liquidity are cash flows from operations, borrowings available under bank credit lines and other forms of indebtedness, as well as available cash and cash equivalents. The Group requires liquidity in order to meet its obligations and fund its business. Short-term liquidity is required to fund ongoing cash requirements, including to purchase raw materials, consumables and goods for production, to pay personnel costs, as well as to fund costs for services and other expenses. In addition to its general working capital and operational needs, the Group uses cash for the following purposes: (i) capital expenditures to support its existing and future commercial network and production facilities, (ii) principal and interest payments under its financial obligations, (iii) acquisitions, and (iv) returns of capital to shareholders, primarily through dividends, although the Group may also return capital to shareholders through share repurchases or other corporate activities. The Group makes capital investments primarily for the opening of new stores or the renovation of existing stores, as well as for initiatives to enhance and adapt production facilities to new technologies and emerging needs and to upgrade information technology systems. The Group believes its cash generation together with its available liquidity will be sufficient to meet its short-term and long-term liquidity requirements, including for obligations and to fund its business and capital expenditures for the foreseeable future.
Cash Flows
Six months ended June 30, 2025 compared to the six months ended June 30, 2024
The following table summarizes the cash flows from or used in operating, investing and financing activities for each of the six months ended June 30, 2025 and 2024. For additional information relating to the Group’s cash flows refer to the semi-annual condensed consolidated cash flow statement and accompanying notes within the semi-annual condensed consolidated financial statements included elsewhere in this document.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands)	2025	2024	2025 vs 2024
Net cash flows from operating activities	105,714	120,448	(14,734)
Net cash flows used in investing activities	(50,044)	(81,741)	31,697
Net cash flows used in financing activities	(105,542)	(111,406)	5,864
Effects of exchange rate changes on cash and cash equivalents	(9,362)	1,736	(11,098)
Net decrease in cash and cash equivalents	(59,234)	(70,963)	11,729
Cash and cash equivalents at the beginning of the period	219,130	296,279	(77,149)
Cash and cash equivalents at the end of the period	159,896	225,316	(65,420)

Net cash flows from operating activities
Net cash flows from operating activities amounted to €105,714 thousand for the six months ended June 30, 2025 compared to €120,448 thousand for the six months ended June 30, 2024. The decrease of €14,734 thousand between periods was primarily attributable to the combined effects of:
(i)a decrease in profit excluding non-cash items of €14,603 thousand (€217,354 thousand in the first half of 2025 compared to €231,957 thousand in the first half of 2024);
(ii)€10,360 thousand from a negative change in cash flow from other operating assets and liabilities (cash absorbed of €52,628 thousand in the first half of 2025 compared to cash absorbed of €42,268 thousand in the first half of 2024); and
(iii)higher interest paid of €1,066 thousand (€20,653 thousand in the first half of 2025 compared to €19,587 thousand in the first half of 2024);
partially offset by:

(i)€11,001 thousand from a positive change in cash flows used for inventories, trade receivables and trade payables (cash absorbed of €17,635 thousand in the first half of 2025 compared to €28,636 thousand in the first half of 2024); and
(ii)lower income taxes paid of €294 thousand (€20,724 thousand paid in the first half of 2025 compared to €21,018 thousand in the first half of 2024).
Net cash flows used in investing activities
Net cash flows used in investing activities amounted to €50,044 thousand for the six months ended June 30, 2025 compared to €81,741 thousand for the six months ended June 30, 2024. The positive change of €31,697 thousand between periods was primarily attributable to the combined effects of:
(i)lower payments for acquisitions of current financial assets and derivative instruments of €17,194 thousand (€4,250 thousand in the first half of 2025 compared to €21,444 thousand in the first half of 2024);
(ii)lower payments for business combinations, net of cash acquired, of €14,608 thousand (zero in the first half of 2025 compared to €14,608 thousand in the first half of 2024, of which €9,727 thousand related to the acquisition of the ZEGNA business in South Korea and €4,881 thousand related to deferred consideration paid for the acquisition of the Thom Browne business in South Korea that was completed in 2023);
(iii)lower payments for investments in property, plant and equipment of €5,875 thousand (€42,051 thousand in the first half of 2025 compared to €47,926 thousand in the first half of 2024). For additional information relating to the Group’s investments see “—Liquidity and Capital Resources—Capital Expenditure”; and
(iv)lower payments for investments in intangible assets of €244 thousand (€11,907 thousand in the first half of 2025 compared to €12,151 thousand in the first half of 2024). For additional information relating to the Group’s investments see “—Liquidity and Capital Resources—Capital Expenditure”;
partially offset by:
(i)lower proceeds from disposals of current financial assets and derivative instruments of €5,135 thousand (proceeds of €10,572 thousand in the first half of 2025 compared to proceeds of €15,707 thousand in the first half of 2024);
Net cash flows used in financing activities
Net cash flows used in financing activities amounted to €105,542 thousand for the six months ended June 30, 2025 compared to €111,406 thousand for the six months ended June 30, 2024. The positive change of €5,864 thousand between periods was primarily attributable to the combined effects of:
(i)lower payments for acquisition of non-controlling interests of €23,502 thousands (zero in the first half of 2025 compared to €23,502 thousand in the first half 2024, including €22,752 thousand for the acquisition of an additional 2% of the Thom Browne group as a result of Mr. Thom Browne exercising a put option and €750 thousand for the acquisition of the remaining 30% interest in Ermenegildo Zegna Madrid S.A. not previously owned by the Group);
partially offset by:
(i)higher net repayments of borrowings of €7,064 thousand (net repayments of €26,574 thousand in the first half of 2025 compared to €19,510 thousand in the first half of 2024);
(ii)higher payments of lease liabilities of €6,115 thousand reflecting the expansion of the leased store network (€73,065 thousand in the first half of 2025 compared to €66,950 thousand in the first half of 2024); and
(iii)payments of €4,673 thousand in the first half of 2025 for deferred consideration relating to the 2023 acquisition of the Thom Browne business in South Korea.

Capital Expenditure
Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.
The following table shows a breakdown of capital expenditure by category for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,
(€ thousands)	2025	2024
Payments for property, plant and equipment	42,051	47,926
Payments for intangible assets	11,907	12,151
Capital expenditure	53,958	60,077

Capital expenditure for the six months ended June 30, 2025 and 2024 was €53,958 thousand and €60,077 thousand, respectively.
The Group’s main capital expenditure primarily relates to investments in our store network (new store openings, store renewals or relocations, remodeling or franchising contributions), which amounted to €35 million and €33 million for the six months ended June 30, 2025 and 2024, respectively, and primarily related to Zegna segment. Other relevant investments for the periods presented mainly related to (i) production activities for €6 million and €16 million for the six months ended June 30, 2025 and 2024, respectively, including investments for the new luxury footwear and leather goods production facility in Sala Baganza (Parma, Italy), for which the land was acquired in 2024, and (ii) information technology for €7 million for the six months ended June 30, 2025 and €6 million for the six months ended June 30, 2024, primarily for intangible assets related to digital and business transformation projects.

Store network
The following table presents capital expenditure to develop our store network split by segment:

	For the six months ended June 30,
(€ millions)	2025	2024
Zegna	18	27
Thom Browne	11	4
Tom Ford Fashion	6	2
Capital expenditure related to the store network	35	33
Zegna Segment
The main new store openings in the Zegna segment are presented below:
•in the first half of 2025:
◦EMEA - Porto Cervo (Italy), Dubai (UAE) and Riyadh Solitaire Mall (Saudi Arabia);

•in the first half of 2024:
◦EMEA - Astir Marina (Greece), Taormina (Italy), Puerto Banus (Spain), Paris (France) and Zurich Airport (Switzerland);
◦Greater China Region - Nanchang, Nanjing, Shanghai Airport and Hong Kong;
◦Rest of APAC - Kuala Lumpur (Malaysia), Changi Airport (Singapore).
Thom Browne segment
The main new store openings in the Thom Browne segment are presented below:
•in the first half of 2025:

◦Americas - Los Angeles, Palm Beach and 2 stores on Madison Avenue in New York;
◦EMEA - London Selfridges (UK);
◦Rest of APAC - Tokyo Ginza (Japan);

•in the first half of 2024:
◦Greater China Region - Beijing and Macau;
◦Rest of APAC - Kobe (Japan).
Thom Ford Fashion segment
The main new store openings in the Tom Ford Fashion segment are presented below:
•in the first half of 2025:
◦EMEA - Puerto Banus (Spain);
◦Greater China Region - Hong Kong Pacific Place;
◦Rest of APAC - Osaka (Japan);

•in the first half of 2024:
◦EMEA - Taormina (Italy);
◦Greater China Region - Nanjing and Hangzho.

Net Financial Indebtedness/(Cash Surplus)
Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current) and derivative financial instrument liabilities, net of cash and cash equivalents, derivative financial instrument assets and securities (recorded within other current financial assets in the semi-annual condensed consolidated statement of financial position). Net Financial Indebtedness/(Cash Surplus) is a non-IFRS financial measure. See “—Non-IFRS Financial Measures” for important information relating to non-IFRS financial measures.
The Group’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to the Group and that it aids management, investors and analysts to analyze the Group’s financial position and financial resources available, as well as to compare the Group’s financial position and financial resources available with that of other companies.
The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at June 30, 2025 and December 31, 2024:

(€ thousands)	At June 30, 2025	At December 31, 2024
Non-current borrowings	174,418	196,401
Current borrowings	174,235	177,166
Derivative financial instruments — Liabilities	5,132	15,138
Total borrowings, other financial liabilities and derivatives	353,785	388,705
Cash and cash equivalents	(159,896)	(219,130)
Derivative financial instruments — Assets	(32,169)	(1,711)
Other current financial assets (Securities)	(69,580)	(73,639)
Total cash and cash equivalents, other current financial assets and derivatives	(261,645)	(294,480)
Net Financial Indebtedness/(Cash Surplus)	92,140	94,225

Net Financial Indebtedness/(Cash Surplus) amounted to €92,140 thousand at June 30, 2025 compared to €94,225 thousand at December 31, 2024, primarily reflecting the combined effects of (i) negative Free Cash Flow of €23,109 thousand, (ii) payments of €4,673 thousand in the first half of 2025 for deferred consideration relating to the 2023 acquisition of the Thom Browne business in South Korea, (iii) negative effects from exchange rates on cash and cash equivalents of €9,362 thousand, and (iv) dividends paid to non-controlling interests of €1,703 thousand, partially offset by (v) a positive change in the fair value of derivative financial instruments of €40,464 thousand, and proceeds of €583 thousand from a capital contribution received from non-controlling interests in Zegna Consitex Arabia for Trading LLC.

For additional information relating to the change in cash and cash equivalents see “—Cash Flows” and for additional information relating to Free Cash Flow, which is a non-IFRS financial measure, see “—Non-IFRS Financial Measures—Free Cash Flow”.
The main components of Net Financial Indebtedness/(Cash Surplus) are further explained below.
Borrowings
The Group enters into and manages debt facilities centrally in order to satisfy the short and medium-term needs of each of its subsidiaries with an aim of maximizing efficiency and cost-effectiveness. The Group enters into and maintains bilateral committed credit lines with a diversified pool of lenders for a total amount that is considered consistent with the Group’s overall needs and to ensure adequate liquidity is available at any time to satisfy and comply with all of its financial obligations and commitments, as well as guarantee a suitable level of operational flexibility for any expansion programs.
The key interest rate terms of the Group’s borrowings and the amount outstanding at June 30, 2025 are presented in the tables below based on their maturity dates.

(€ thousands, except percentages)	Interest rates (bps)	Amount	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Beyond 4 years
Fixed	0.74% - 2.48%	16,705	6,379	4,260	4,036	2,030	—
Variable	0.05% - 4.26% (1)	331,948	167,856	92,182	24,865	44,694	2,351
Total at June 30, 2025		348,653	174,235	96,442	28,901	46,724	2,351
________________________________________
(1)Represents the spread over the variable component of the interest rate, which is generally based on Euribor.
The key interest rate terms of the Group’s borrowings and the amount outstanding at December 31, 2024 are presented in the tables below based on their maturity dates.

(€ thousands, except percentages)	Interest rates (bps)	Amount	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Beyond 4 years
Fixed	0.74% - 2.32%	49,441	36,689	4,669	4,031	4,052	—
Variable	0.77% - 3.90% (1)	324,126	140,477	79,013	95,232	4,702	4,702
Total at December 31, 2024		373,567	177,166	83,682	99,263	8,754	4,702
________________________________________
(1)Represents the spread over the variable component of the interest rate, which is generally based on Euribor.

At June 30, 2025, the Group had committed revolving lines amounting to an aggregate of €335 million with maturities ranging between 3 to 5 years (€335 million at December 31, 2024 with maturities ranging between 4 to 6 years). The lines were drawn down for €40 million at June 30, 2025 (€40 million at December 31, 2024). Certain committed revolving lines have interest rates linked to the following two important Environment, Social and Governance (“ESG”) targets previously disclosed by the Group: (i) at least 50% of top priority raw materials are traced to their geography of origin and from lower-impact sources by 2026; and (ii) 100% of the electricity is from renewable sources in Europe and the United States by 2024. These lines amounted to €190 million at June 30, 2025 (€190 million at December 31, 2024) and were undrawn.
For additional information see Note 15 — Borrowings to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report.
Debt covenants
Certain of the Group’s borrowings and revolving lines are subject to financial covenants requiring the Group to maintain a ratio of Net Financial Indebtedness to adjusted EBITDA equal or lower than 3.0x (calculated on an annual basis based on a definition of adjusted EBITDA specified in the related agreements, which may differ from the similarly named non-IFRS financial measure included elsewhere in this Semi-Annual Report), as well as negative pledges, pari passu, cross-

default and change of control clauses. Failure to comply with these covenants may require the Group to fully repay the outstanding amounts on demand. At December 31, 2024 (the last covenant date), the Group had Net Financial Indebtedness/(Cash Surplus) of €94,225 thousand, resulting in a ratio of Net Financial Indebtedness to adjusted EBITDA of 0.40x, and therefore the Group was in compliance with the covenants.
Derivative financial instruments
The Group enters into certain derivative contracts in the course of its risk management activities, primarily to hedge the interest rate risk on its bank debt and the currency risk on sales made in currencies other than the Euro. The Group only enters into these contracts for hedging purposes as the Group’s financial management policy does not permit trading in financial instruments for speculative purposes. Derivative financial instruments meeting the hedge requirements of IFRS 9 — Financial Instruments (“IFRS 9”) are accounted for using hedge accounting. Changes in the fair value of derivative financial instruments not qualifying for hedge accounting are recognized in profit or loss in the relevant reporting period. The interest rate and currency derivatives used by the Group are over the counter (“OTC”) instruments, meaning those negotiated bilaterally with market counterparties, and the determination of their current value is based on valuation techniques that use input parameters (such as interest rate curves, foreign exchange rates, etc.) observable on the market (level 2 of the fair value hierarchy defined in IFRS 13 — Fair Value Measurement). Derivatives are measured at fair value each reporting date by taking as a reference the applicable foreign currency exchange rates or the interest rates and yield curves observable at commonly quoted intervals.
For additional information relating to derivative financial instruments see Note 12 — Derivative financial instruments to the Semi-Annual Condensed Consolidated Financial Statements, included elsewhere in this Semi-Annual Report.
Cash and cash equivalents
The table below sets forth the breakdown of the Group’s cash and cash equivalents at June 30, 2025 and December 31, 2024:

			Increase/(Decrease)
(€ thousands, except percentages)	At June 30, 2025	At December 31, 2024	June 30, 2025 vs December 31, 2024	%
Cash on hand	1,729	2,465	(736)	(29.9%)
Bank balances	158,167	216,665	(58,498)	(27.0%)
Cash and cash equivalents	159,896	219,130	(59,234)	(27.0%)

The Group may be subject to restrictions which limit its ability to use cash. In particular, cash held in China is subject to certain repatriation restrictions and may only be repatriated as dividends. The Group does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at June 30, 2025 amounted to €13,251 thousand (€22,105 thousand at December 31, 2024).

Other current financial assets (Securities)
The table below sets forth the breakdown of the Group’s securities included within Net Financial Indebtedness/(Cash Surplus), which are recorded within other current financial assets, at June 30, 2025 and December 31, 2024.

			Increase/(Decrease)
(€ thousands, except percentages)	At June 30, 2025	At December 31, 2024	June 30, 2025 vs December 31, 2024	%
Fair value through profit or loss
Private equity	20,841	23,954	(3,113)	(13.0%)
Hedge funds	10,666	10,285	381	3.7%
Real estate funds	10,301	9,713	588	6.1%
Private debt	9,693	10,395	(702)	(6.8%)
Money market funds	4,023	3,864	159	4.1%
Equity	3,434	3,204	230	7.2%
Total fair value through profit or loss	58,958	61,415	(2,457)	(4.0%)
Fair value through other comprehensive income/(loss)
Fixed income	6,383	6,439	(56)	(0.9%)
Floating income	4,239	5,785	(1,546)	(26.7%)
Total fair value through other comprehensive income/(loss)	10,622	12,224	(1,602)	(13.1%)
Securities (recorded within other current financial assets)	69,580	73,639	(4,059)	(5.5%)
For additional information relating to the Group’s securities see Note 13 — Other current financial assets to the Semi-Annual Condensed Consolidated Financial Statements, included elsewhere in this Semi-Annual Report.
Off-Balance Sheet Arrangements
As part of the TFI Acquisition, the Group has become a long-term licensee for all TOM FORD men’s and women’s fashion as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products for 20 years with an automatic renewal for one additional 10 year period subject to certain minimum performance conditions (TFF License). As part of the TFF License, the Group is required to pay minimum annual guaranteed royalties for the first 10 years of the TFF License, which at June 30, 2025 amounted to an aggregate of $183.7 million (€156.7 million) (undiscounted). For the remaining term of the TFF License the minimum annual guaranteed royalties to be paid by the Group will be calculated based on a percentage of the net sales of the preceding annual period. The TFF License also requires the Group to make minimum investments for marketing activities as a percentage of net sales of the licensed products as per customary market practices.

Non-IFRS Financial Measures
The Group’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: adjusted earnings before interest and taxes (“Adjusted EBIT”), Adjusted EBIT Margin, adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), Adjusted Profit, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share, Net Financial Indebtedness/(Cash Surplus), Trade Working Capital, Free Cash Flow, revenues on a constant currency basis (Constant Currency) and revenues on an organic growth basis (Organic or Organic Growth). The Group’s management believes that these non-IFRS financial measures provide useful and relevant information regarding the Group’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of the Group with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which the Group operates, the financial measures that the Group uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS Accounting Standards. A definition, explanation of relevance and a reconciliation of each non-IFRS financial measure to the most directly comparable measure calculated and presented in accordance with IFRS Accounting Standards are set out below.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange gains and losses, and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, net impairment of leased and owned stores, severance indemnities and provisions for severance expenses, legal costs for trademark dispute and transaction costs related to acquisitions.
Adjusted EBIT Margin is defined as Adjusted EBIT divided by revenues of the applicable period.
The Group’s management uses Adjusted EBIT and Adjusted EBIT Margin for internal reporting to assess performance and as part of the forecasting, budgeting and decision-making processes as they provide additional transparency regarding the Group’s underlying operating performance. The Group’s management believes these non-IFRS financial measures are useful because they exclude items that management believes are not indicative of the Group’s underlying operating performance and allow management to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. The Group’s management also believes that Adjusted EBIT and Adjusted EBIT Margin are useful for investors and analysts to better understand how management assesses the Group’s underlying operating performance on a consistent basis and to compare the Group’s performance with that of other companies. Accordingly, management believes that Adjusted EBIT and Adjusted EBIT Margin provide useful information to third party stakeholders in understanding and evaluating the Group’s operating results.

The following table presents a reconciliation of Profit to Adjusted EBIT and the calculation of the Profit Margin and the Adjusted EBIT Margin for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
(€ thousands, except percentages)	2025	2024
Profit	47,902	31,332
Income taxes	20,116	17,218
Financial income	(21,207)	(12,106)
Financial expenses	25,408	29,267
Foreign exchange (gains)/losses	(10,214)	7,684
Result from investments accounted for using the equity method	(659)	(314)
Operating profit	61,346	73,081
Adjustments:
Net impairment of leased and owned stores (1)	6,101	4,979
Severance indemnities and provisions for severance expenses (2)	903	1,436
Legal costs for trademark dispute (3)	320	1,388
Transaction costs related to acquisitions (4)	—	26
Adjusted EBIT	68,670	80,910

Revenues	927,690	960,122
Profit margin (Profit / Revenues)	5.2%	3.3%
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	7.4%	8.4%

________________________________________
(1)Relates to net impairment of leased and owned stores for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,
(€ thousands)	2025	2024
Right-of-use assets	4,046	3,036
Property, plant and equipment	2,016	1,943
Intangible assets	39	—
Total net impairment of leased and owned stores	6,101	4,979
(2)Relates to severance indemnities of €903 thousand and €1,436 thousand for the six months ended June 30, 2025 and 2024, respectively.
(3)Relates to legal costs of €320 thousand and €1,388 thousand for the six months ended June 30, 2025 and 2024, respectively, in connection with a legal dispute between Adidas AG and Thom Browne, primarily in relation to the use of trademarks.
(4)Relates to transaction costs of €26 thousand for the six months ended June 30, 2024, primarily for consultancy and legal fees related to the Group’s acquisition of the ZEGNA business in South Korea.
Adjusted EBITDA
Adjusted EBITDA is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange gains and losses, depreciation, amortization and impairment of assets and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, severance indemnities and provisions for severance expenses, legal costs for trademark dispute and transaction costs related to acquisitions.
The Group’s management uses Adjusted EBITDA to understand and evaluate the Group’s underlying operating performance. The Group’s management believes this non-IFRS financial measure is useful because it excludes items that management believes are not indicative of the Group’s underlying operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods. The Group’s management also believes that Adjusted EBITDA is useful for investors and analysts to better understand how management assesses the Group’s underlying operating performance on a consistent basis and to compare the Group’s performance with that of other companies. Accordingly, management believes that Adjusted EBITDA provides useful information to third party stakeholders in understanding and evaluating the Group’s operating result.
The following table presents a reconciliation of Profit to Adjusted EBITDA for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
(€ thousands)	2025	2024
Profit	47,902	31,332
Income taxes	20,116	17,218
Financial income	(21,207)	(12,106)
Financial expenses	25,408	29,267
Foreign exchange (gains)/losses	(10,214)	7,684
Depreciation, amortization and impairment of assets	128,422	113,527
Result from investments accounted for using the equity method	(659)	(314)
Severance indemnities and provisions for severance expenses (1)	903	1,436
Legal costs for trademark dispute (2)	320	1,388
Transaction costs related to acquisitions (3)	—	26
Adjusted EBITDA	190,991	189,458
________________________________________
(1)Relates to severance indemnities of €903 thousand and €1,436 thousand for the six months ended June 30, 2025 and 2024, respectively.
(2)Relates to legal costs of €320 thousand and €1,388 thousand for the six months ended June 30, 2025 and 2024, respectively, in connection with a legal dispute between Adidas AG and Thom Browne, primarily in relation to the use of trademarks.
(3)Relates to transaction costs of €26 thousand for the six months ended June 30, 2024, primarily for consultancy and legal fees related to the Group’s acquisition of the ZEGNA business in South Korea.
Adjusted Profit
Adjusted Profit is defined as Profit adjusted for income and costs (net of related tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the periods presented and as further described below, net impairment of leased and owned stores, severance indemnities and provisions for severance expenses, legal costs for trademark dispute and transaction costs related to acquisitions, as well as the tax effects of the adjusting items.
The Group’s management uses Adjusted Profit to understand and evaluate the Group’s underlying performance. The Group’s management believes this non-IFRS financial measure is useful because it excludes items that management believes are not indicative of the Group’s underlying performance and allows management to view performance trends, perform analytical comparisons and benchmark performance between periods. The Group’s management also believes that Adjusted Profit is useful for investors and analysts to better understand how management assesses the Group’s underlying performance on a consistent basis and to compare the Group’s performance with that of other companies. Accordingly, management believes that Adjusted Profit provides useful information to third party stakeholders in understanding and evaluating the Group’s results.

The following table presents a reconciliation of Profit to Adjusted Profit for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
(€ thousands)	2025	2024
Profit	47,902	31,332
Net impairment of leased and owned stores (1)	6,101	4,979
Severance indemnities and provisions for severance expenses (2)	903	1,436
Legal costs for trademark dispute (3)	320	1,388
Transaction costs related to acquisitions (4)	—	26
Tax effects on adjusting items (5)	(829)	(1,977)
Adjusted Profit	54,397	37,184
________________________________________

(1)Relates to net impairment of leased and owned stores for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,
(€ thousands)	2025	2024
Right-of-use assets	4,046	3,036
Property, plant and equipment	2,016	1,943
Intangible assets	39	—
Total net impairment of leased and owned stores	6,101	4,979
(2)Relates to severance indemnities of €903 thousand and €1,436 thousand for the six months ended June 30, 2025 and 2024, respectively.
(3)Relates to legal costs of €320 thousand and €1,388 thousand for the six months ended June 30, 2025 and 2024, respectively, in connection with a legal dispute between Adidas AG and Thom Browne, primarily in relation to the use of trademarks.
(4)Relates to transaction costs of €26 thousand for the six months ended June 30, 2024, primarily for consultancy and legal fees related to the Group’s acquisition of the ZEGNA business in South Korea.
(5)Includes the tax effects of the aforementioned adjustments, calculated as the current and deferred tax effects of pre-tax items excluded from Adjusted Profit using the statutory tax rates related to the jurisdiction that was impacted by the adjustment, after considering if such items are deductible or taxable, the impact of any temporary differences and the ultimate recoverability of deferred tax assets, if applicable.

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share are defined as basic earnings per share and diluted earnings per share adjusted for income and costs (net of related tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the periods presented and as further described below, net impairment of leased and owned stores, severance indemnities and provisions for severance expenses, legal costs for trademark dispute and transaction costs related to acquisitions, as well as the tax effects of the adjusting items and excluding the impact of non-controlling interests on the adjusting items.
The Group’s management uses Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share to understand and evaluate the Group’s underlying performance. The Group’s management believes this non-IFRS financial measure is useful because it excludes items that it does not believe are indicative of its underlying performance and allows it to view operating trends, perform analytical comparisons and benchmark performance between periods. Accordingly, management believes that Adjusted Basic and Diluted Earnings per Share provides useful information to third party stakeholders in understanding and evaluating the Group’s results.

The following table presents a reconciliation of Profit to Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
(€ thousands)	2025	2024
Profit	47,902	31,332
Net impairment of leased and owned stores (1)	6,101	4,979
Severance indemnities and provisions for severance expenses (2)	903	1,436
Legal costs for trademark dispute (3)	320	1,388
Transaction costs related to acquisitions (4)	—	26
Tax effects on adjusting items (5)	(829)	(1,977)
Adjusted Profit	54,397	37,184
Impact of non-controlling interests (6)	4,849	6,505
Adjusted Profit attributable to shareholders of the Parent Company	49,548	30,679
Weighted average number of shares for basic earnings per share	253,023,790	250,630,556
Basic earnings per share in €	0.17	0.10
Adjusted Basic Earnings per Share in €	0.20	0.12
Weighted average number of shares for diluted earnings per share	255,528,012	253,198,913
Diluted earnings per share in €	0.17	0.10
Adjusted Diluted Earnings per Share in €	0.19	0.12
________________________________________
(1)Relates to net impairment of leased and owned stores for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,
(€ thousands)	2025	2024
Right-of-use assets	4,046	3,036
Property, plant and equipment	2,016	1,943
Intangible assets	39	—
Total net impairment of leased and owned stores	6,101	4,979
(2)Relates to severance indemnities of €903 thousand and €1,436 thousand for the six months ended June 30, 2025 and 2024, respectively.
(3)Relates to legal costs of €320 thousand and €1,388 thousand for the six months ended June 30, 2025 and 2024, respectively, in connection with a legal dispute between Adidas AG and Thom Browne, primarily in relation to the use of trademarks.
(4)Relates to transaction costs of €26 thousand for the six months ended June 30, 2024, primarily for consultancy and legal fees related to the Group’s acquisition of the ZEGNA business in South Korea.
(5)Includes the tax effects of the aforementioned adjustments, calculated as the current and deferred tax effects of pre-tax items excluded from Adjusted Profit using the statutory tax rates related to the jurisdiction that was impacted by the adjustment, after considering if such items are deductible or taxable, the impact of any temporary differences and the ultimate recoverability of deferred tax assets, if applicable.
(6)Represents the Profit attributable to non-controlling interests plus the impact of non-controlling interests on the adjusting items.

Net Financial Indebtedness/(Cash Surplus)

Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current) and derivative financial instrument liabilities, net of cash and cash equivalents, derivative financial instrument assets and securities (recorded within other current financial assets in the semi-annual condensed consolidated statement of financial position).
The Group’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to the Group. The Group’s management believes this non-IFRS financial measure aids management, investors and analysts to analyze the Group’s financial position and financial resources available, and to compare the Group’s financial position and financial resources available with that of other companies.

The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at June 30, 2025 and at December 31, 2024:

(€ thousands)	At June 30, 2025	At December 31, 2024
Non-current borrowings	174,418	196,401
Current borrowings	174,235	177,166
Derivative financial instruments — Liabilities	5,132	15,138
Total borrowings, other financial liabilities and derivatives	353,785	388,705
Cash and cash equivalents	(159,896)	(219,130)
Derivative financial instruments — Assets	(32,169)	(1,711)
Other current financial assets (Securities)	(69,580)	(73,639)
Total cash and cash equivalents, other current financial assets and derivatives	(261,645)	(294,480)
Net Financial Indebtedness/(Cash Surplus)	92,140	94,225

For additional details relating to Net Financial Indebtedness/(Cash Surplus) see “—Liquidity and Capital Resources—Net Financial Indebtedness/(Cash Surplus)”.
Trade Working Capital
Trade Working Capital is defined as current assets less current liabilities adjusted for derivative assets and liabilities, tax receivables and liabilities, cash and cash equivalents, borrowings, lease liabilities, and certain other current assets and liabilities.
The Group’s management uses Trade Working Capital to understand and evaluate the Group’s liquidity generation/absorption. The Group’s management believes this non-IFRS financial measure is important supplemental information for investors in evaluating liquidity in that it provides insight into the availability of net current resources to fund our ongoing operations. Trade Working Capital is a measure used by management in internal evaluations of cash availability and operational performance.
The following table sets forth the calculation of Trade Working Capital at June 30, 2025 and at December 31, 2024:

(€ thousands)	At June 30, 2025	At December 31, 2024
Current assets	1,137,290	1,206,162
Current liabilities	(801,751)	(852,885)
Working capital	335,539	353,277
Less:
Derivative financial instruments - Assets	32,169	1,711
Tax receivables	34,069	32,505
Other current financial assets	71,329	77,269
Other current assets	124,684	105,742
Cash and cash equivalents	159,896	219,130
Current borrowings	(174,235)	(177,166)
Current lease liabilities	(131,497)	(142,957)
Derivative financial instruments - Liabilities	(5,132)	(15,138)
Current provisions for risks and charges	(17,522)	(16,792)
Tax liabilities	(33,588)	(32,389)
Other current liabilities	(166,418)	(158,672)
Trade Working Capital	441,784	460,034
of which trade receivables	209,462	248,790
of which inventories	505,681	521,015
of which trade payables and customer advances	(273,359)	(309,771)

Trade Working Capital decreased by €18,250 thousand from €460,034 thousand at December 31, 2024 to €441,784 thousand at June 30, 2025, driven by lower trade receivables of €39,328 thousand and lower inventories of €15,334 thousand, partially offset by lower trade payables and customer advances of €36,412 thousand. The changes in trade receivables and in trade payables and customer advances were primarily driven by seasonality and the impact of changes in foreign currency exchange rates, and the change in trade receivables also reflects a decrease in revenues from the wholesale channel, while the decrease in inventories was primarily attributable to improved inventory management as well as the impact of changes in foreign currency exchange rates.
Free Cash Flow
Free Cash Flow is defined as net cash flows from operating activities less payments for property, plant and equipment (net of proceeds from disposals), intangible assets, right-of-use assets and lease liabilities.
The Group’s management believes that Free Cash Flow is a useful metric for management, investors and analysts to evaluate and monitor the Group’s ability to generate cash, including in comparison to other companies. Free Cash Flow is not representative of residual cash flows available for discretionary purposes.
The following table sets forth the Free Cash Flow for the six months ended June 30, 2025, and 2024:

	For the six months ended June 30,
(€ thousands)	2025	2024
Net cash flows from operating activities	105,714	120,448
Payments for property, plant and equipment	(42,051)	(47,926)
Payments for intangible assets	(11,907)	(12,151)
Payments for right-of-use assets	(1,800)	—
Payments of lease liabilities	(73,065)	(66,950)
Free Cash Flow	(23,109)	(6,579)
For an explanation of the drivers in Free Cash Flow see “Liquidity and Capital Resources—Cash Flows” above.

Revenues on a constant currency basis (Constant Currency)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (Constant Currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.

We calculate Constant Currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

We use revenues on a Constant Currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

Revenues on a Constant Currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

Revenues on an organic growth basis (Organic or Organic Growth)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (Organic or Organic Growth). Organic Growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee.

In calculating Organic performance, the following adjustments are made to revenues:

(a)Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(b)Acquisitions and disposals – Revenues generated by businesses and operations acquired in the current year are excluded. Revenues generated by businesses and operations acquired in the prior year are excluded from the current year for the same period that corresponds to the pre-acquisition period in the prior year. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods. Revenues generated by businesses and operations disposed of in the current year or prior year are excluded from both periods as applicable.
(c)Changes in license agreements where the Group operates as a licensee – Revenues generated from license agreements where the Group operates as a licensee that are new or terminated in the current year or prior year are excluded from both periods (except if the effects are already included in acquisitions and disposals). Additionally, revenues generated from license agreements where the Group operates as a licensee that experienced a structural change in the scope or perimeter in the current year or prior year are excluded from both periods, including changes to product categories, distribution channels or geographies of the underlying license agreements.

We believe the presentation of revenues on an Organic basis is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.

Revenues on an Organic basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.
The tables below show a reconciliation of reported revenue performance to Constant Currency, excluding the effects of foreign exchange, and to Organic performance, which excludes also acquisitions and disposals and changes in license agreements where the Group operates as a licensee, by segment, by brand and product line, by distribution channel and by geographic area for the six months ended June 30, 2025 compared to the six months ended June 30, 2024 (H1 2025 vs H1 2024). Revenues on an Organic Growth basis for the six months ended June 30, 2025 compared to the six months ended June 30, 2024 are equal to Constant Currency since there is no impact from acquisitions and disposals or changes in license agreements where the Group operates as a licensee.

Segment

	H1 2025 vs H1 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	0.0%	(1.6%)	1.6%	—%	—%	1.6%
Thom Browne	(22.4%)	(0.8%)	(21.6%)	—%	—%	(21.6%)
Tom Ford Fashion	2.8%	(1.0%)	3.8%	—%	—%	3.8%
Total	(3.4%)	(1.4%)	(2.0%)	—%	—%	(2.0%)
Brand and product line

	H1 2025 vs H1 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	0.8%	(1.8%)	2.6%	—%	—%	2.6%
Thom Browne	(22.5%)	(0.8%)	(21.7%)	—%	—%	(21.7%)
TOM FORD FASHION	2.8%	(1.0%)	3.8%	—%	—%	3.8%
Textile	(6.6%)	(0.3%)	(6.3%)	—%	—%	(6.3%)
Other (1)	19.2%	(0.1%)	19.3%	—%	—%	19.3%
Total	(3.4%)	(1.4%)	(2.0%)	—%	—%	(2.0%)
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.

Distribution channel

	H1 2025 vs H1 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	3.7%	(1.9%)	5.6%	—%	—%	5.6%
Thom Browne	3.0%	(2.0%)	5.0%	—%	—%	5.0%
TOM FORD FASHION	8.4%	(1.5%)	9.9%	—%	—%	9.9%
Total Direct to Consumer (DTC)	4.2%	(1.9%)	6.1%	—%	—%	6.1%

Wholesale branded
ZEGNA brand	(17.1%)	(1.7%)	(15.4%)	—%	—%	(15.4%)
Thom Browne	(52.4%)	—%	(52.4%)	—%	—%	(52.4%)
TOM FORD FASHION	(6.5%)	(0.2%)	(6.3%)	—%	—%	(6.3%)
Total Wholesale branded	(27.1%)	(0.6%)	(26.5%)	—%	—%	(26.5%)
Textile	(6.6%)	(0.3%)	(6.3%)	—%	—%	(6.3%)
Other (1)	19.2%	(0.1%)	19.3%	—%	—%	19.3%
Total	(3.4%)	(1.4%)	(2.0%)	—%	—%	(2.0%)
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.

Geographic area

	H1 2025 vs H1 2024
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
EMEA (1)	(2.3%)	(0.4%)	(1.9%)	—%	—%	(1.9%)
Americas (2)	6.8%	(2.5%)	9.3%	—%	—%	9.3%
Greater China Region	(16.2%)	(1.5%)	(14.7%)	—%	—%	(14.7%)
Rest of APAC (3)	1.4%	(2.0%)	3.4%	—%	—%	3.4%
Other (4)	24.6%	(0.2%)	24.8%	—%	—%	24.8%
Total	(3.4%)	(1.4%)	(2.0%)	—%	—%	(2.0%)
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

Qualitative and Quantitative Information on Financial Risks
The Group is exposed to several financial risks connected with its operations, including:
•financial market risks, primarily relating to foreign currency exchange rates, interest rates and commodity prices;
•liquidity risks relating to the availability of funds and access to credit, if required, and to financial instruments in general;
•credit risks relating to counterparties failing to repay amounts owed or meet contractual obligations.
These risks could significantly affect the Group’s financial position, results of operations and cash flows, and for this reason the Group identifies and monitors these risks in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through the Group’s operating and financing activities and if required, through the use of derivative financial instruments.
For a detailed description of Group’s financial risk factors and financial risk management, reference should be made to Note 35 — Qualitative and quantitative information on financial risks to the 2024 Annual Consolidated Financial Statements.
Recent Developments
See Note 22 — Subsequent events to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report.

ERMENEGILDO ZEGNA N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT JUNE 30, 2025 AND FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024 (UNAUDITED)

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF PROFIT
for the six months ended June 30, 2025 and 2024
(Unaudited)

		For the six months ended June 30,
(€ thousands)	Notes	2025	2024
Revenues	5	927,690	960,122
Cost of sales		(301,658)	(322,678)
Gross profit		626,032	637,444
Selling, general and administrative expenses		(501,804)	(497,612)
Marketing expenses		(62,882)	(66,751)
Operating profit		61,346	73,081
Financial income		21,207	12,106
Financial expenses		(25,408)	(29,267)
Foreign exchange gains/(losses)		10,214	(7,684)
Result from investments accounted for using the equity method		659	314
Profit before taxes		68,018	48,550
Income taxes	6	(20,116)	(17,218)
Profit		47,902	31,332
Attributable to:
Shareholders of the Parent Company		43,083	25,085
Non-controlling interests		4,819	6,247

Basic earnings per share in €	7	0.17	0.10
Diluted earnings per share in €	7	0.17	0.10
The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six months ended June 30, 2025 and 2024
(Unaudited)

		For the six months ended June 30,
(€ thousands)	Notes	2025	2024
Profit		47,902	31,332
Other comprehensive income/(loss):
Items that will be subsequently reclassified to the statement of profit or loss:
Foreign currency exchange differences arising from the translation of foreign operations (*)		(77,367)	15,666
Net gain/(loss) from cash flow hedges		29,020	(5,089)
Net (loss)/gain from financial instruments measured at fair value		(50)	72
Items that will not be subsequently reclassified to the statement of profit or loss:
Net actuarial loss from defined benefit plans		(293)	(422)
Total other comprehensive (loss)/income	14	(48,690)	10,227
Total comprehensive (loss)/income		(788)	41,559
Attributable to:
Shareholders of the Parent Company		(2,382)	34,929
Non-controlling interests		1,594	6,630
________________________________________
(*) As a result of the sale of the Group’s 100% interest in Ezesa Argentina S.A. in February 2024, cumulative translation losses amounting to €1,907 thousand relating to the original investment held in the company were reclassified from other comprehensive income/(loss) to foreign exchange losses for the six months ended June 30, 2024.

The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2025 and at December 31, 2024
(Unaudited)

(€ thousands)	Notes	At June 30, 2025	At December 31, 2024
Assets
Non-current assets
Intangible assets	9	552,184	614,363
Property, plant and equipment		201,689	204,806
Right-of-use assets	10	614,020	581,437
Investments accounted for using the equity method		20,249	19,690
Deferred tax assets		162,451	166,029
Other non-current financial assets		39,355	41,486
Total non-current assets		1,589,948	1,627,811
Current assets
Inventories	11	505,681	521,015
Trade receivables		209,462	248,790
Derivative financial instruments	12	32,169	1,711
Tax receivables		34,069	32,505
Other current financial assets	13	71,329	77,269
Other current assets		124,684	105,742
Cash and cash equivalents		159,896	219,130
Total current assets		1,137,290	1,206,162
Total assets		2,727,238	2,833,973
Liabilities and Equity
Equity attributable to shareholders of the Parent Company		885,350	916,120
Equity attributable to non-controlling interests		67,085	66,767
Total equity		952,435	982,887
Non-current liabilities
Non-current borrowings	15	174,418	196,401
Other non-current financial liabilities	16	118,560	146,448
Non-current lease liabilities	17	554,825	518,728
Non-current provisions for risks and charges		21,853	23,550
Employee benefits		30,117	34,945
Deferred tax liabilities		73,279	78,129
Total non-current liabilities		973,052	998,201
Current liabilities
Current borrowings	15	174,235	177,166
Current lease liabilities	17	131,497	142,957
Derivative financial instruments	12	5,132	15,138
Current provisions for risks and charges		17,522	16,792
Trade payables and customer advances		273,359	309,771
Tax liabilities		33,588	32,389
Other current liabilities		166,418	158,672
Total current liabilities		801,751	852,885
Total equity and liabilities		2,727,238	2,833,973

The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the six months ended June 30, 2025 and 2024
(Unaudited)

		For the six months ended June 30,
(€ thousands)	Notes	2025	2024
Operating activities
Profit		47,902	31,332
Income taxes	6	20,116	17,218
Depreciation, amortization and impairment of assets	8	128,422	113,527
Financial income		(21,207)	(12,106)
Financial expenses		25,408	29,267
Foreign exchange (gains)/losses		(10,214)	7,684
Provisions for obsolete inventory		14,974	7,775
(Releases)/Accruals for other provisions		(5,963)	1,450
Result from investments accounted for using the equity method		(659)	(314)
Other non-cash expenses, net	21	18,575	36,124
Change in inventories		(26,689)	(21,568)
Change in trade receivables		26,533	21,286
Change in trade payables including customer advances		(17,479)	(28,354)
Change in other operating assets and liabilities		(52,628)	(42,268)
Interest paid		(20,653)	(19,587)
Income taxes paid		(20,724)	(21,018)
Net cash flows from operating activities		105,714	120,448
Investing activities
Payments for property, plant and equipment		(42,051)	(47,926)
Payments for intangible assets		(11,907)	(12,151)
Payments related to right-of-use assets		(1,800)	—
Proceeds from disposals of non-current financial assets		287	—
Payments for purchases of non-current financial assets		(540)	(1,319)
Proceeds from disposals of current financial assets and derivative instruments		10,572	15,707
Payments for acquisitions of current financial assets and derivative instruments		(4,250)	(21,444)
Business combinations, net of cash acquired		—	(14,608)
Acquisition of investments accounted for using the equity method		(355)	—
Net cash flows used in investing activities		(50,044)	(81,741)
Financing activities
Proceeds from borrowings	15	139,926	154,713
Repayments of borrowings	15	(166,500)	(174,223)
Repayments of other non-current financial liabilities	16	(110)	—
Payments of lease liabilities	17	(73,065)	(66,950)
Payments for acquisition of non-controlling interests	16	—	(23,502)
Deferred payments for business combinations		(4,673)	—
Dividends paid to non-controlling interests		(1,703)	(1,444)
Contribution from non-controlling interests		583	—
Net cash flows used in financing activities		(105,542)	(111,406)
Effects of exchange rate changes on cash and cash equivalents		(9,362)	1,736
Net decrease in cash and cash equivalents		(59,234)	(70,963)

Cash and cash equivalents at the beginning of the period		219,130	296,279
Cash and cash equivalents at the end of the period		159,896	225,316

The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six months ended June 30, 2025 and 2024
(Unaudited)

			Legal reserves
(€ thousands)	Share capital	Share premium	Currency translation difference	Cash flow hedge reserve	Reserve for remeasure-ment of defined benefit plans	Financial assets at FVOCI reserve	Other legal reserves	Reserve for treasury shares	Other reserves	Retained earnings	Total equity attributable to shareholders of the Parent Company	Total equity attributable to non-controlling interests	Total equity
At December 31, 2023	9,154	782,587	(9,856)	5,826	2,375	(160)	22,133	(436,622)	(153,996)	618,853	840,294	60,602	900,896
Profit	—	—	—	—	—	—	—	—	—	25,085	25,085	6,247	31,332
Other comprehensive income/(loss)	—	—	15,299	(5,089)	(438)	72	—	—	—	—	9,844	383	10,227
Total comprehensive income	—	—	15,299	(5,089)	(438)	72	—	—	—	25,085	34,929	6,630	41,559
Dividends	—	—	—	—	—	—	—	—	—	(30,207)	(30,207)	(1,444)	(31,651)
Share-based payments	—	—	—	—	—	—	—	—	4,151	—	4,151	—	4,151
Settlement of share-based payments	—	—	—	—	—	—	—	17,552	(19,810)	2,258	—	—	—
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	—	3,511	3,511	(4,261)	(750)
At June 30, 2024	9,154	782,587	5,443	737	1,937	(88)	22,133	(419,070)	(169,655)	619,500	852,678	61,527	914,205

At December 31, 2024	9,154	782,587	21,282	(7,429)	2,742	55	18,974	(418,345)	(161,631)	668,731	916,120	66,767	982,887
Profit	—	—	—	—	—	—	—	—	—	43,083	43,083	4,819	47,902
Other comprehensive income/(loss)	—	—	(74,164)	29,038	(289)	(50)	—	—	—	—	(45,465)	(3,225)	(48,690)
Total comprehensive loss	—	—	(74,164)	29,038	(289)	(50)	—	—	—	43,083	(2,382)	1,594	(788)
Dividends	—	—	—	—	—	—	—	—	—	(30,491)	(30,491)	(1,859)	(32,350)
Share-based payments	—	—	—	—	—	—	—	—	2,099	—	2,099	—	2,099
Settlement of share-based payments	—	—	—	—	—	—	—	13,216	(15,887)	2,671	—	—	—
Other changes	—	—	—	—	—	—	—	—	4	—	4	583	587
At June 30, 2025	9,154	782,587	(52,882)	21,609	2,453	5	18,974	(405,129)	(175,415)	683,994	885,350	67,085	952,435

The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
at June 30, 2025 and for the six months ended June 30, 2025 and 2024

1. General information
Ermenegildo Zegna N.V. (hereinafter referred to as the “Company” or the “Parent Company” and together with its consolidated subsidiaries, or any one or more of them, as the context may require, the “Ermenegildo Zegna Group” or the “Group”) is the holding company of the Group and is incorporated as a public company (naamloze vennootschap) under the laws of the Netherlands and its ordinary shares are listed on the New York Stock Exchange under the “ZGN” ticker. The Company is domiciled in Amsterdam, the Netherlands, and the Company’s registered office is Viale Roma 99/100, Valdilana (Biella), Italy.
The Ermenegildo Zegna Group is a global luxury player, with a leading position in the high-end menswear business, internationally recognized for its unique textile and manufacturing platform. Heritage, Italian craftsmanship, quality and innovation are the key ingredients of its three complementary brands: ZEGNA, Thom Browne and TOM FORD FASHION, through which the Group reaches different communities, from ZEGNA’s absolute luxury, to the modern tailoring of Thom Browne, to the seductive elegance of TOM FORD FASHION. Thanks to Thom Browne and TOM FORD FASHION, the Group can also play an important and growing role in the luxury womenswear and leather goods segments.
The Group was founded in 1910 in Northern Italy, in the town of Trivero, as a wool mill by Ermenegildo Zegna (the grandfather of the Group’s current Chairman and Chief Executive Officer) with the dream of creating the most beautiful and luxurious fabrics in the world. In the sixties the Company moved from textile into men’s ready-to-wear while in the eighties it expanded its business internationally with the opening of the first monobrand boutique in Paris in 1980 marking the beginning of an extensive retail network development at worldwide level. In 2018 it acquired 85% of Thom Browne Inc. (the Group owns 92% of Thom Browne Inc. at June 30, 2025) and on April 28, 2023, following the completion of the acquisition of Tom Ford International (“TFI”) (the “TFI Acquisition”), the Group became a long-term licensee of the Estée Lauder Companies Inc. (“ELC”) for the TOM FORD brand for the men’s and women’s fashion and accessories business.
The Group’s Filiera, the unique supply chain composed of some of the finest Italian high-end textile producers is fully integrated in the Group’s luxury manufacturing capabilities.
The Group controls the most important phases of the value chain, from designing to manufacturing and distribution. Over the years, the Group has reached a significant international presence through the direct-to-consumer retail channel, as well as through selected wholesale customers.
Seasonality
The luxury apparel market in which the Group operates is subject to seasonal fluctuations in sales.
With regard to retail sales in the DTC channel, sales tend to be higher in the last quarter of the year, driven by the holiday shopping season, as well as in January and February, in correspondence with the Chinese New Year celebrations. However, several events may affect retail sales, including adverse weather conditions or other macroeconomic and external events.
With regard to the wholesale branded channel, sales are usually higher in the months of the year in which wholesale customers concentrate their purchases. For example, deliveries of seasonal goods to wholesale customers tend to concentrate from November to February for the Spring/Summer collection and from June to September for the Fall/Winter collection.
Operating costs, in contrast, do not generally experience significant seasonal fluctuations, except for certain increases in the months of November and December due to the variable costs associated with sales commissions and variable leases, as well as marketing activities such as events that the Group hosts or participates in, which may not occur evenly throughout the year or between periods.
As a result of the foregoing, the financial results for interim periods may not be indicative of results for the entire fiscal year. Management expects such seasonal trends to continue.

2. Basis of preparation
Statement of compliance with IFRS
These Semi-Annual Condensed Consolidated Financial Statements have been prepared in accordance with IAS 34 — Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (the “IASB”) and as adopted by the European Union. The Semi-Annual Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 (the “2024 Annual Consolidated Financial Statements”), which have been prepared in accordance with the IFRS® Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (the “IASB”) as well as IFRS Accounting Standards as adopted by the European Union. The accounting policies adopted are consistent with those applied in the 2024 Annual Consolidated Financial Statements, except as described in Note 3 — Summary of significant accounting policies.
These Semi-Annual Condensed Consolidated Financial Statements were approved and authorized for issue by the Board of Directors of Ermenegildo Zegna N.V. on September 4, 2025.
These Semi-Annual Condensed Consolidated Financial Statements include the semi-annual condensed consolidated statement of profit, the semi-annual condensed consolidated statement of comprehensive income, the semi-annual condensed consolidated statement of financial position, the semi-annual condensed consolidated cash flow statement, the semi-annual condensed consolidated statement of changes in equity and the accompanying condensed notes.
The Semi-Annual Condensed Consolidated Financial Statements are presented in Euro, which is the functional and presentation currency of the Company, and amounts are stated in thousands of Euros, unless otherwise indicated.
The Semi-Annual Condensed Consolidated Financial Statements have been prepared on a going concern basis and applying the historical cost method, modified as required for certain financial assets and liabilities (including derivative instruments), which are measured at fair value. Income and expenses are accounted for on an accrual basis.
The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the 2024 Annual Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group in preparing its consolidated financial statements. Impairment tests of non-current assets (including goodwill and brands with an indefinite useful life for which impairment tests are performed for the preparation of Group’s annual consolidated financial statements) are not performed for the preparation of the semi-annual condensed consolidated financial statements unless impairment indicators have been identified. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations, or significant plan amendments, curtailments or settlements.

Other information
The table below shows the exchange rates compared to the Euro of the main foreign currencies used by the Group.

	Average for the six months ended June 30, 2025	At June 30, 2025	At December 31, 2024	Average for the six months ended June 30, 2024	At June 30, 2024
U.S. Dollar	1.093	1.172	1.039	1.081	1.071
Swiss Franc	0.941	0.935	0.941	0.962	0.963
Chinese Renminbi	7.924	8.397	7.583	7.801	7.775
Pound Sterling	0.842	0.856	0.829	0.855	0.846
Hong Kong Dollar	8.517	9.200	8.069	8.454	8.359
Singapore Dollar	1.446	1.494	1.416	1.456	1.451
United Arab Emirates Dirham	4.013	4.304	3.815	3.971	3.931
Japanese Yen	162.120	169.170	163.060	164.461	171.940
South Korea Won	1,556.502	1,588.210	1,532.150	1,460.315	1,474.860

3. Summary of significant accounting policies
The accounting principles applied are consistent with those used for the preparation of the 2024 Annual Consolidated Financial Statements, except as otherwise stated below.

New amendments effective from January 1, 2025
In August 2023, the IASB issued amendments to IAS 21 — The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability to clarify how an entity has to apply a consistent approach to assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. The amendments were effective for the Group from January 1, 2025 and there was no impact from their adoption.
New standards applied by the Group during the period
Government Grants
Government grants are recognized at their fair value when there is reasonable assurance that the grant will be received and that the Group will comply with all attached conditions for receiving the grants. Government grants are recognized over the same periods as the related costs that they are intended to offset.
Government grants related to income are recognized as a reduction of the expense they are intended to compensate. Amounts received for which a respective cost has not yet been incurred are recorded as a liability in the consolidated statement of financial position and offset against all qualifying costs that are incurred in future periods.
New standards and amendments not yet effective
In April 2024, the IASB issued IFRS 18 — Presentation and Disclosure in Financial Statements, which introduces new concepts relating to: (i) the structure of the statement of profit or loss, (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (management-defined performance measures), and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The standard is effective on or after January 1, 2027. The Group is evaluating the potential impact from the adoption of this standard.
In May 2024, the IASB issued IFRS 19 — Subsidiaries without Public Accountability: Disclosures, which permits eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures better suited to the needs of the users of their financial statements, as well as to keep only one set of accounting records to meet the needs of both their parent company and the users of their financial statements. In August 2025, the IASB issued amendments to IFRS 19 that will provide reduced disclosure requirements for new and amended IFRS Accounting Standards issued between February 2021 and May 2024 that were not considered when IFRS 19 was first issued. The standard and amendments are effective on or after January 1, 2027 and earlier application is permitted. The Group does not expect any impact from their adoption.
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments: Disclosures, with the aim of addressing diversity in practice by making the requirements more understandable and consistent. The amendments: (a) clarify the date of recognition and derecognition of certain financial assets and liabilities, with a new exception for certain financial liabilities settled through an electronic cash transfer system to be derecognized before the settlement date if certain criteria are met; (b) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; (c) add new disclosures for certain instruments with contractual terms that can change cash flows (such as certain instruments with features linked to the achievement of environment, social and governance (“ESG”) targets); and (d) update the disclosures for equity instruments designated at fair value through other comprehensive income (“FVOCI”). The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Group is evaluating the potential impact from the adoption of these amendments.
In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards — Volume 11 which contains amendments to five standards as result of the IASB’s annual improvements project. The IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRS Accounting Standards that will not be included as part of another major project. The amended standards are: IFRS 1 — First-time Adoption of International Financial Reporting Standards, IFRS 7 —Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7; IFRS 9 — Financial Instruments; IFRS 10 — Consolidated Financial Statements; and IAS 7 — Statement of Cash Flows. The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Group is evaluating the potential impact from the adoption of these amendments.
In December 2024, IASB issued Amendments for nature-dependent electricity contracts which amended IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments: Disclosures to help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements (PPAs), in the light of the increased use of these contracts. The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Group is evaluating the potential impact from the adoption of these amendments.
Scope of consolidation
The following changes in the scope of consolidation of the Group occurred during the six months ended June 30, 2025:
•in April 2025, the interest held in Filati Biagioli Modesto S.p.A was increased from 45% to 49% following the exercise of a put option;
•on May 6, 2025, T.F. Property Ltd, a fully owned subsidiary of Tom Ford International LLC, was liquidated.
4. Segment reporting
The Group has determined the operating segments based on the reports reviewed by the Board of Directors, which is considered the Chief Operating Decision Maker (“CODM”) as defined under IFRS 8 — Operating Segments (“IFRS 8”), for the purposes of allocating resources and assessing the performance of the Group.

The Group is organized in three operating and reportable segments, based on a brand perspective, as described below:
•Zegna segment — Includes all activities related to the ZEGNA brand, Textile and Other product lines.
•Thom Browne segment — Includes all activities related to the Thom Browne brand.

•Tom Ford Fashion segment — Includes all activities related to the TOM FORD FASHION business.
Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the key profit measure used by the CODM to assess performance and allocate resources to the Group’s operating segments, as well as to analyze operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange gains and losses, and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, net impairment of leased and owned stores, severance indemnities and provisions for severance expenses, legal costs for trademark dispute and transaction costs related to acquisitions.
Transactions between segments are executed on commercial terms that are normal in the respective markets and primarily relate to intersegment sales.
No measures of assets or liabilities by segment are reported to the CODM and therefore such information is not presented.
The following tables summarize selected financial information by segment for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30, 2025
(€ thousands)	Zegna	Thom Browne	Tom Ford Fashion	Corporate	Intercompany eliminations	Group Consolidated
Revenues with third parties	645,821	129,154	152,715	—	—	927,690
Inter-segment revenues	14,498	308	—	—	(14,806)	—
Revenues	660,319	129,462	152,715	—	(14,806)	927,690

Profit before taxes						68,018
Financial income						(21,207)
Financial expenses						25,408
Foreign exchange gains						(10,214)
Result from investments accounted for using the equity method						(659)
Operating profit						61,346
Adjustments:
Net impairment of leased and owned stores (1)	1,652	203	4,246	—	—	6,101
Severance indemnities and provisions for severance expenses (2)	677	—	226	—	—	903
Legal costs for trademark dispute (3)	—	320	—	—	—	320
Adjusted EBIT	94,390	4,482	(19,430)	(10,673)	(99)	68,670

Depreciation and amortization	(85,469)	(15,144)	(21,666)	(42)	—	(122,321)
________________________________________
(1)Net impairment of leased and owned stores includes (i) impairment of €4,046 thousand related to right-of-use assets, (ii) impairment of €2,016 thousand related to property, plant and equipment and (iii) impairment of €39 thousand related to intangible assets.
These amounts are recorded within “selling, general and administrative expenses” in the semi-annual condensed consolidated statement of profit and loss.
(2)Relates to severance indemnities of €903 thousand. This amount is recorded within “selling, general and administrative expenses” in the semi-annual condensed consolidated statement of profit.
(3)Relates to legal costs of €320 thousand in connection with defending a legal dispute initiated by Adidas AG alleging that Thom Browne infringed on its intellectual property rights. This amount is recorded within “selling, general and administrative expenses” in the semi-annual condensed consolidated statement of profit.

	For the six months ended June 30, 2024
(€ thousands)	Zegna	Thom Browne	Tom Ford Fashion	Corporate	Intercompany eliminations	Group Consolidated
Revenues with third parties	644,908	166,721	148,493	—	—	960,122
Inter-segment revenues	15,630	214	—	—	(15,844)	—
Revenues	660,538	166,935	148,493	—	(15,844)	960,122

Profit before taxes						48,550
Financial income						(12,106)
Financial expenses						29,267
Foreign exchange losses						7,684
Result from investments accounted for using the equity method						(314)
Operating profit						73,081
Adjustments:
Net impairment of leased and owned stores (1)	30	2,952	1,997	—	—	4,979
Severance indemnities and provisions for severance expenses (2)	483	—	226	727	—	1,436
Legal costs for trademark dispute (3)	—	1,388	—	—	—	1,388
Transaction costs related to acquisitions (4)	—	—	—	26	—	26
Adjusted EBIT	84,695	20,186	(11,913)	(11,965)	(93)	80,910

Depreciation and amortization	(76,127)	(13,008)	(19,382)	(31)	—	(108,548)
________________________________________
(1)Net impairment of leased and owned stores includes (i) impairment of €3,036 thousand related to right-of-use assets and (ii) impairment of €1,943 thousand related to property, plant and equipment. These amounts are recorded within “selling, general and administrative expenses” in the semi-annual condensed consolidated statement of profit and loss.
(2)Relates to severance indemnities of €1,436 thousand. This amount is recorded within “selling, general and administrative expenses” in the semi-annual condensed consolidated statement of profit.
(3)Relates to legal costs of €1,388 thousand in connection with defending a legal dispute initiated by Adidas AG alleging that Thom Browne infringed on its intellectual property rights. This amount is recorded within “selling, general and administrative expenses” in the semi-annual condensed consolidated statement of profit.
(4)Relates to transaction costs of €26 thousand for consultancy and legal fees related to the acquisition of the ZEGNA business in South Korea. This amount is recorded within “selling, general and administrative expenses” in the semi-annual condensed consolidated statement of profit.

5. Revenues
The Group generates revenues primarily from the sale of its products and services, as well as from royalties received from third parties and licensees. Revenues are recognized net of returns and discounts.
The following table provides a breakdown of revenues by brand and product line:

	For the six months ended June 30,
(€ thousands)	2025	2024
ZEGNA brand (1)	570,409	566,067
Thom Browne	129,154	166,721
TOM FORD FASHION	152,715	148,493
Textile	67,061	71,836
Other (2)	8,351	7,005
Total revenues	927,690	960,122
________________________________________
(1)ZEGNA brand includes revenues from apparel, bags, shoes and small and large leather goods, as well as licensed goods and royalties.
(2)Other mainly includes revenues from agreements with third party brands.

The following table provides a breakdown of revenues by distribution channel:

	For the six months ended June 30,
(€ thousands)	2025	2024
Direct to Consumer (DTC)
ZEGNA brand	504,501	486,561
Thom Browne	92,639	89,976
TOM FORD FASHION	100,895	93,062
Total Direct to Consumer (DTC)	698,035	669,599

Wholesale branded
ZEGNA brand	65,908	79,506
Thom Browne	36,515	76,745
TOM FORD FASHION	51,820	55,431
Total Wholesale branded	154,243	211,682
Textile	67,061	71,836
Other (1)	8,351	7,005
Total revenues	927,690	960,122
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.

The following table provides a breakdown of revenues by geographic area:

	For the six months ended June 30,
(€ thousands)	2025	2024
EMEA (1)	328,908	336,591
of which Italy	110,666	135,203
Americas (2)	262,714	246,046
of which United States	225,966	212,392
Greater China Region	223,101	266,324
Rest of APAC (3)	111,508	109,990
Other (4)	1,459	1,171
Total revenues	927,690	960,122
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.

(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

Revenues in the Netherlands, the Company’s country of domicile, amounted to €5,560 thousand and €6,293 thousand for the six months ended June 30, 2025 and 2024, respectively.

6. Income taxes
The following table provides a breakdown for income taxes:

	For the six months ended June 30,
(€ thousands)	2025	2024
Current taxes	(26,459)	(17,683)
Deferred taxes	6,343	465
Income taxes	(20,116)	(17,218)
Income taxes for the six months ended June 30, 2025 and 2024 amounted to €20,116 thousand and €17,218 thousand, respectively, of which €18,826 thousand and €16,326 thousand, respectively, related to general corporate income taxes in Italy (the Italian Corporate Income Tax (“IRES”)) and other countries in which the Group operates and €1,290 thousand and €892 thousand, respectively, related to the Italian Regional Income Tax (“IRAP”), which is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, the cost of fixed term employees, credit losses and any interest included in lease payments. For each of the six months ended June 30, 2025 and 2024 the applicable IRAP rate was 5.6% for the Parent Company and 3.9% for the other Italian entities of the Group.
The effective tax rate for the six months ended June 30, 2025 and 2024 was 29.6% and 35.5%, respectively.
The Pillar Two legislative tax framework introduced by the Organisation for Economic Co-operation and Development (“OECD”), which aims to ensure large multinational corporations pay a minimum level of tax on the income arising in each of the jurisdictions where they operate, has subsequently and progressively been enacted into local tax legislation in many countries around the world. Considering that the Group’s ultimate parent Company is tax resident in Italy and the Italian tax authorities have enacted new tax legislation to implement the Pillar Two framework, the global minimum top-up tax must be applied with respect to all subsidiaries of the Group starting from January 1, 2024. The application of the Pillar Two tax rules has not had a material impact on the Group and has been limited to certain operations abroad where the Pillar Two transitional safe harbor does not apply and the Pillar Two effective tax rate is below 15 percent. The Group has applied the mandatory temporary exception for the recognition of and disclosure relating to deferred tax assets and liabilities arising from the jurisdictional implementation of the Pillar Two model rules.

7. Earnings per share
Basic and diluted earnings per share are calculated as the ratio of net profit or loss attributable to shareholders of the Parent Company by the weighted average number of outstanding shares (basic and diluted) of the Company.
The following table summarizes the amounts used to calculate basic and diluted earnings per share:

	For the six months ended June 30,
(€ thousands)	2025	2024
Profit attributable to shareholders of the Parent Company	43,083	25,085

Weighted average number of shares for basic earnings per share	253,023,790	250,630,556
Adjustments for calculation of diluted earnings per share:
Long-term incentive awards (1)	1,571,887	1,511,264
CEO share awards (2)	751,622	920,879
Non-executive directors remuneration in shares (3)	180,713	136,214
Weighted average number of shares for diluted earnings per share	255,528,012	253,198,913

Basic earnings per share in €	0.17	0.10
Diluted earnings per share in €	0.17	0.10

For the six months ended June 30, 2025 and 2024, the diluted weighted average number of shares outstanding was increased to take into consideration the effect of potential ordinary shares relating to equity awards granted by the Group, to the extent they are dilutive. All potential ordinary shares are assumed to be converted into ordinary shares at the beginning of the period, except for new potential ordinary shares during the period, which are considered from their grant date. The adjustments for the calculation of the weighted average number of shares for diluted earnings per share are further explained below. For additional information see also Note 20 — Share-based payments.
(1)Long-Term Incentive Awards — Potential ordinary shares of the Company represented by performance share units (“PSUs”) and retention restricted share units (“RSUs”) granted to the Group’s senior management (the “Senior Management Team”) and other employees of the Group, which in the case of the PSUs are considered to be potential ordinary shares if the related performance conditions would have been met based on the Group’s performance up to the reporting date, and in the case of the RSUs are considered to be potential ordinary shares if the recipient was still employed by the Group at the reporting date.
(2)CEO share awards — Potential ordinary shares of the Company from (i) the exercise of share purchase rights of all or part of the CEO’s fixed remuneration and (ii) PSUs granted to the CEO, which are considered to be potential ordinary shares if the related performance conditions would have been met based on the Group’s performance up to the reporting date.
(3)Non-executive directors remuneration in shares — Potential ordinary shares of the Company granted to the non-executive directors for 50% of their annual base remuneration for services provided, which are delivered to the non-executive directors in the second year subsequent to the year in which the services were provided.
8. Other information by nature
The following table provides a breakdown of depreciation and amortization and of personnel costs within the semi-annual condensed consolidated statement of profit:

	For the six months ended June 30,
(€ thousands)	2025		2024
	Depreciation and amortization	Personnel costs	Depreciation and amortization	Personnel costs
Cost of sales	(8,465)	(73,617)	(7,880)	(70,063)
Selling, general and administrative expenses	(112,326)	(186,045)	(99,419)	(185,050)
Marketing expenses	(1,530)	(6,432)	(1,249)	(6,053)
Total	(122,321)	(266,094)	(108,548)	(261,166)
At June 30, 2025 and December 31, 2024 the Group had 7,450 and 7,395 employees, respectively.

9. Intangible assets

The following table provides a breakdown for intangible assets:

(€ thousands)	Goodwill	Brand	Concessions, licenses, trademarks and patents	Other intangible assets	Intangible assets in progress	Total
Historical cost at December 31, 2024	275,630	173,192	153,324	195,234	254	797,634
Additions	—	—	527	6,091	376	6,994
Disposals	—	—	(2)	(1,026)	—	(1,028)
Exchange differences	(26,018)	(19,669)	(12,483)	(3,441)	(9)	(61,620)
Other movements and reclassifications	—	—	32	132	(99)	65
Historical cost at June 30, 2025	249,612	153,523	141,398	196,990	522	742,045

Accumulated amortization at December 31, 2024	—	—	(47,267)	(136,004)	—	(183,271)
Amortization	—	—	(2,504)	(9,268)	—	(11,772)
Impairment	—	—	—	(39)	—	(39)
Disposals	—	—	2	968	—	970
Exchange differences	—	—	1,127	2,996	—	4,123
Other movements and reclassifications	—	—	(31)	159	—	128
Accumulated amortization at June 30, 2025	—	—	(48,673)	(141,188)	—	(189,861)

Carrying amount at:
December 31, 2024	275,630	173,192	106,057	59,230	254	614,363
June 30, 2025	249,612	153,523	92,725	55,802	522	552,184

Thom Browne segment
As a result of slowing demand for luxury products due to challenging conditions for the luxury sector and a revision of the EBITDA projections for the Thom Browne segment, management performed an impairment test at June 30, 2025. The Thom Browne segment included goodwill and the brand with an indefinite useful life amounting to €216,542 thousand and €153,523 thousand at June 30, 2025, respectively.
For the purposes of the impairment test, the recoverable amount was compared to the carrying amount. The recoverable amount was determined based on a value in use calculation, which used cash flow projections based on the most recent approved budget forecasts. A long-term growth rate was calculated and applied to project future cash flows after the initial forecast period. In assessing the value in use, the estimated future cash flows were discounted to their present value using a post-tax discount rate that reflected current market assessments of the time value of money and the risks specific to the asset.
The main assumptions to calculate the recoverable amount of the Thom Browne segment were the following:
•Discount rate of 8.53%: The rate used to discount cash flows was calculated using the weighted average cost of capital (“WACC”) post tax. The WACC was calculated considering the parameters specific to the geographical areas: market risk premium and sovereign bond yield;
•EBITDA CAGR of +19.0%: The EBITDA compound annual growth rate (CAGR) applied by management to calculate the expected future cash flows, and
•Terminal value growth rate of 2.75%: Determined using the perpetuity method at a long-term growth rate which represents the present value of all expected future cash flows at the last year of projection.

Sensitivity analysis
The following table presents the results of a sensitivity analysis performed to verify whether reasonably possible changes in the main assumptions used to determine the recoverable amount of the Thom Browne segment would significantly affect the results of the impairment test. The results of the sensitivity analysis confirmed that there would be no impairment for the changes in the assumptions applied.

		Existing assumptions			Sensitivity effects on headroom
(€ millions, except percentages and basis points)	Headroom	WACC (%)	EBITDA CAGR (%) 2028 vs. 2024	Growth rate (%)	WACC +100 bps	EBITDA CAGR -500 bps	Growth rate -50 bps
Thom Browne segment	170	8.53%	+19.0%	2.75%	51	105	114

10. Right-of-use assets
The following table provides a breakdown for right-of-use assets:

(€ thousands)	Land and buildings	Industrial and commercial equipment	Other right-of-use assets	Total
Historical cost at December 31, 2024	1,141,589	164	9,011	1,150,764
Additions	159,077	8	2,527	161,612
Disposals	(23,350)	(86)	(1,533)	(24,969)
Exchange differences	(82,765)	(4)	(38)	(82,807)
Reclassification	1,880	—	—	1,880
Historical cost at June 30, 2025	1,196,431	82	9,967	1,206,480

Accumulated amortization at December 31, 2024	(565,656)	(51)	(3,620)	(569,327)
Amortization	(80,987)	(22)	(1,305)	(82,314)
Impairment	(4,046)	—	—	(4,046)
Disposals	18,741	30	1,191	19,962
Exchange differences	44,268	1	30	44,299
Reclassification	(1,034)	—	—	(1,034)
Accumulated amortization at June 30, 2025	(588,714)	(42)	(3,704)	(592,460)

Carrying amount at:
December 31, 2024	575,933	113	5,391	581,437
June 30, 2025	607,717	40	6,263	614,020

The Group leases various retail stores, warehouses, equipment and vehicles. Lease contracts are typically made for fixed periods of 1 year to 15 years and may have extension options. Contracts may contain both lease and non-lease components. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Extension options in a range of 1 year to 10 years are included in a number of property leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. Such extension options are exercisable only by the Group and not by the respective lessor. Other right-of-use assets mainly include vehicles.
For the six months ended June 30, 2025 impairments of right-of-use assets were recognized for an amount of €4,046 thousand and primarily related to leased stores in the Greater China Region and Europe that are part of the Tom Ford Fashion segment, and to leased stores in the Greater China Region, Singapore and the United States that are part of the Zegna segment.

For the six months ended June 30, 2024 impairments of right-of-use assets were recognized for an amount of €3,036 thousand and primarily related to leased stores in Europe and United States that are part of the Thom Browne segment, to leased stores in the Greater China Region and South Korea that are part of the Tom Ford Fashion segment, and to a leased store in the Greater China Region that is part of the Zegna segment.
11. Inventories
The following table provides a breakdown for inventories (net of the provision for slow moving and obsolete inventories):

(€ thousands)	At June 30, 2025	At December 31, 2024
Raw materials, ancillary materials and consumables	104,619	90,461
Work-in-progress and semi-finished products	51,758	49,442
Finished goods	349,304	381,112
Total inventories	505,681	521,015

The amount of provisions for slow moving and obsolete inventories (net of releases) recognized for the six months ended June 30, 2025 and 2024 was €14,974 thousand and €7,775 thousand, respectively.
12. Derivative financial instruments
The Group enters into certain derivative contracts in the course of its risk management activities, primarily to hedge the currency risks associated with exchange rate fluctuations for sales that originate in currencies other than the Euro, as well as to hedge the interest rate risk on bank debt. The Company only enters into these contracts for hedging purposes as the Group’s financial management policy does not permit trading in financial instruments for speculative purposes. Derivative financial instruments meeting the hedge requirements of IFRS 9 are accounted for using hedge accounting. Changes in the fair value of derivative financial instruments not qualifying for hedge accounting are recognized in profit or loss in the relevant reporting period. The interest rate and currency derivatives used by the Company are over the counter (OTC) instruments, meaning those negotiated bilaterally with market counterparties, and the determination of their current value is based on valuation techniques that use input parameters (such as interest rate curves, foreign exchange rates, etc.) observable on the market (level 2 of the fair value hierarchy defined in IFRS 13 — Fair Value Measurement).
Derivatives are measured at fair value each reporting date by taking as a reference the applicable foreign currency exchange rates or the interest rates and yield curves observable at commonly quoted intervals.
At the reporting date, the Group had outstanding hedges as detailed in the table below:

	At June 30, 2025			At December 31, 2024
(€ thousands)	Notional amount	Positive fair value	Negative fair value	Notional amount	Positive fair value	Negative fair value
Foreign currency exchange risk
Foreign currency derivatives	806,615	32,133	(4,595)	756,316	1,596	(14,699)
Interest rate risk
Interest rate swaps	81,964	36	(537)	82,631	115	(439)
Total derivatives instruments - Notional / Assets / (Liabilities)	888,579	32,169	(5,132)	838,947	1,711	(15,138)
At June 30, 2025 and December 31, 2024, derivative financial instruments mainly include foreign currency derivative contracts used by the Group to hedge the risks associated with fluctuations in the Euro/U.S. Dollar exchange rate for sales in U.S. Dollars and in the Euro/Chinese Renminbi exchange rate for sales in Chinese Renminbi.

13. Other current financial assets
The following table provides a breakdown for other current financial assets (see Note 18 — Fair value measurement for a breakdown of other current financial assets by fair value level):

(€ thousands)	At June 30, 2025	At December 31, 2024
Securities	69,580	73,639
Guarantee deposits	1,494	3,360
Financial receivables	255	270
Total other current financial assets	71,329	77,269

The following table provides a breakdown for securities:

(€ thousands)	At December 31, 2024	Investments	Disposals	Fair value adjustments	Realized gains/(losses)	Exchange rate (losses)/gains	At June 30, 2025
Fair value through profit or loss (FVPL)
Private equity	23,954	12	(2,875)	1,339	5	(1,594)	20,841
Hedge funds	10,285	1,003	(1,501)	852	140	(113)	10,666
Real estate funds	9,713	1,000	(163)	182	—	(431)	10,301
Private debt	10,395	203	(1,312)	407	—	—	9,693
Money market funds	3,864	1,101	(592)	130	10	(490)	4,023
Equity	3,204	—	(506)	665	71	—	3,434
Total FVPL	61,415	3,319	(6,949)	3,575	226	(2,628)	58,958

Fair value through other comprehensive income (FVOCI)
Fixed income	6,439	931	(1,000)	16	(3)	—	6,383
Floating income	5,785	—	(1,500)	(50)	4	—	4,239
Total FVOCI	12,224	931	(2,500)	(34)	1	—	10,622

Total securities	73,639	4,250	(9,449)	3,541	227	(2,628)	69,580

14. Shareholders’ equity
Share capital and share premium
At June 30, 2025 and December 31, 2024 the fully paid up share capital of the Company was €9,154 thousand, consisting of 302,704,726 ordinary shares and 154,981,350 special voting shares A, all with a nominal value of €0.02.
Each ordinary share confers the right to cast one vote. Holders of ordinary shares become entitled to special voting shares upon registering their ordinary shares in the loyalty register (thereby blocking such shares from trading on the NYSE) and maintaining them registered in such register for an uninterrupted period of time as prescribed by the articles of association of the Company. Ordinary shares carry the right to receive dividends and each ordinary share carries the right to repayment of capital in the event of dissolution and liquidation, with the remaining equity after all debts are satisfied for the benefit of the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares. Ordinary shares carry preemptive rights in proportion to the aggregate number of ordinary shares held upon the issuance of new ordinary shares or the granting of rights to subscribe for ordinary shares, subject to certain exceptions.
If ordinary shares have been registered in the loyalty register for an uninterrupted period of two years in the name of the same shareholder, such shares become eligible to receive Special Voting Shares A of the Company. The relevant shareholder will receive one Special Voting Share A of the Company per eligible ordinary share. Each of the Company

Special Voting Share A of the Company will automatically be converted into a Special Voting Share B of the Company after holding a number of ordinary shares for an uninterrupted period of five years following the registration of such ordinary shares in the loyalty register, and each Special Voting Share B of the Company will automatically be converted into a Special Voting Share C of the Company after holding a number of ordinary shares for an uninterrupted period of ten years following the registration of such ordinary shares in the loyalty register. Each class of the Company Special Voting Shares will entitle the relevant holders to the following number of votes, in addition to the voting rights attached to each ordinary share: each Special Voting Share A of the Company confers the right to cast one vote, each Special Voting Share B of the Company confers the right to cast four votes and each Special Voting Share C of the Company confers the right to cast nine votes in the Company’s General Meeting. Holders of the Company’s Special Voting Shares will not receive any dividends in respect of the Special Voting Shares; however, the Company maintains a separate dividend reserve for each class of the Special Voting Shares for the sole purpose of the allocation of the mandatory minimum profits that accrue to the Special Voting Shares.
The following table summarizes the changes in the share capital, share premium and number of ordinary shares and special voting shares of the Company for the six months ended June 30, 2025:

	Share capital	Share premium	Outstanding ordinary shares	Ordinary shares held in treasury	Total ordinary shares	Special voting shares
	(€ thousand)		(# of shares)
At December 31, 2024	9,154	782,587	252,503,479	50,201,247	302,704,726	154,981,350
Ordinary shares delivered under share-based payments (1)	—	—	1,585,889	(1,585,889)	—	—
At June 30, 2025	9,154	782,587	254,089,368	48,615,358	302,704,726	154,981,350
________________________________________
(1)As a result of the vesting of awards on the Group’s equity incentive arrangements, the following ordinary shares, which were previously held in treasury, were delivered during the period:
(a)1,140,546 ordinary shares to the senior management and other employees of the Group in relation to the 2022-2024 PSUs;
(b)368,943 ordinary shares to the Chief Executive Officer in relation to the CEO 2022-2024 PSUs;
(c)76,400 ordinary shares to the non-executive directors of the Group for a portion of their annual base remuneration for services provided in 2023.

For additional information relating to the equity incentive arrangements of the Group, see Note 20 — Share-based payments.
Reserve for treasury shares
At June 30, 2025, the reserve for treasury shares amounted to €405,129 thousand (€418,345 thousand at December 31, 2024) and 48,615,358 ordinary shares were held in treasury (50,201,247 ordinary shares at December 31, 2024).
Other reserves
Other reserves are detailed as follows:

(€ thousands)	At June 30, 2025	At December 31, 2024
Share-based payments reserve	71,395	85,183
Non-controlling interests options reserve	(114,247)	(114,247)
Other	(132,563)	(132,567)
Other reserves	(175,415)	(161,631)

The non-controlling interests options reserve includes a reduction of equity attributable to shareholders of the Company resulting from the initial recognition of the financial liabilities at fair value (which are subsequently remeasured at the end of each period through the statement of profit and loss) relating to the put options held by non-controlling interests in Thom Browne group for €92,788 thousand at June 30, 2025 and at December 31, 2024 (originally recognized in 2018 and partially reclassified within other reserves in the first half 2024 as a result of the first tranche of the put option being completely exercised) and Gruppo Dondi S.p.A. for €21,459 thousand at June 30, 2025 and December 31, 2024 (originally recognized in 2019). See Note 16 — Other non-current financial liabilities for additional details relating to the Group’s written put options on non-controlling interests.
Retained earnings
Retained earnings include the Group’s accumulated earnings, less dividends paid to equity holders and other changes, including the effects of the first-time adoption of IFRS Accounting Standards, which occurred on January 1, 2018.
At the Annual General Meeting of the Shareholders held on June 26, 2025, the shareholders approved a dividend distribution of €0.12 per ordinary share, corresponding to a total dividend of €30 million. The dividend distribution was paid on July 29, 2025 and was made from the retained earnings reserve.
At the Annual General Meeting of the Shareholders held on June 26, 2024, the shareholders approved a dividend distribution of €0.12 per ordinary share, corresponding to a total dividend of €30 million. The dividend distribution was paid on July 30, 2024 and was made from the retained earnings reserve.
15. Borrowings
The following table provides a breakdown for non-current and current borrowings:

(€ thousands)	Committed loans	Other borrowings	Total borrowings
At December 31, 2024	323,563	50,004	373,567
Repayments	(116,496)	(50,004)	(166,500)
Proceeds	89,926	50,000	139,926
Other	1,660	—	1,660
At June 30, 2025	298,653	50,000	348,653
of which:
Non-current	174,418	—	174,418
Current	124,235	50,000	174,235

The Group enters into interest rate swaps to hedge the risk of fluctuations in interest rates on its borrowings that bear floating rates of interest. The use of interest rate swaps is exclusively to hedge interest rate risks associated with monetary flows and not for speculative purposes.
The following table summarizes the Group’s financial liabilities at June 30, 2025 into relevant maturity groupings based on their contractual maturities (contractual undiscounted cash flows, including interest):

	Contractual cash flows at June 30, 2025					Carrying amount at June 30, 2025
(€ thousands)	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Beyond 3 years	Total contractual cash flows
Derivative financial instruments	4,595	537	—	—	5,132	5,132
Trade payables and customer advances	273,359	—	—	—	273,359	273,359
Borrowings	181,500	101,310	30,728	49,809	363,347	348,653
Lease liabilities	160,319	139,722	118,636	379,041	797,718	686,322
Other non-current financial liabilities	—	—	—	118,560	118,560	118,560
Total	619,773	241,569	149,364	547,410	1,558,116	1,432,026

16. Other non-current financial liabilities
The following table provides a breakdown for other non-current financial liabilities.

(€ thousands)	At June 30, 2025	At December 31, 2024
Written put options on non-controlling interests	118,560	146,338
of which Thom Browne option	98,806	127,072
of which Dondi option	19,754	19,266
Other	—	110
Other non-current financial liabilities	118,560	146,448
Written put options on non-controlling interests
Thom Browne
The Group is party to an option agreement which provides Mr. Thom Browne a put option giving him the right to sell to the Group his remaining 8% interest in the Thom Browne group not owned by the Group, in two remaining tranches. The exercise price of the option is established as the EBITDA of the Thom Browne group (as contractually defined) recorded in 2028 and 2030, multiplied by a given multiple (“TB Exercise Formula”). The financial liability arising from the obligation of the Group to purchase the non-controlling interest in the Thom Browne group is measured at the present value of the expected exercise amount, calculated through the TB Exercise Formula as per projections contained in the latest business plan, which cover the period from 2025 to 2028. The liability, which originally related to a 15% non-controlling interest, was initially recognized against equity for €162,066 thousand and it is remeasured at each reporting date in profit or loss based on the latest available information. In June 2021, the Group purchased an additional 5% of the Thom Browne group for a total consideration of €30,653 thousand, reducing the non-controlling interest to 10%.
During the first half of 2024, Mr. Thom Browne exercised the put option to sell to the Group an additional 2% of Thom Browne Inc. (based on 2023 EBITDA of the Thom Browne group) for a consideration of €22,752 thousand, following which the Group owns 92% of the Thom Browne group. The Group derecognized a portion of the liability for the written put option on non-controlling interests in the amount of €22,752 thousand. Additionally, the equity attributable to non-controlling interests was reduced by €3,697 thousand with an offsetting increase to equity attributable to shareholders of the Parent Company and the put option liability relating to the remaining non-controlling interest was remeasured at its fair value.
At June 30, 2025, the put option liability (which relates to two tranches representing 5% and 3% of the non-controlling interests that are based on the 2028 and 2030 EBITDA of the Thom Browne group, respectively) amounted to €98,806 thousand and was classified as non-current (€127,072 thousand at December 31, 2024).
Dondi
The Group is party to an option agreement which provides the Dondi family with a put option giving them the right to sell to the Group the Dondi family’s remaining 35% interest in Dondi not owned by the Group, in two tranches in 2029 and 2034. The exercise price of the option is established as the EBITDA of Dondi at the exercise date, less its net indebtedness, multiplied by a given multiple less a given discount (“Dondi Exercise Formula”). The financial liability arising from the obligation is measured at the present value of the expected exercise amount, calculated through the Dondi Exercise Formula as per projections contained in the approved Business Plan. The remeasurement of the liability at each reporting date is recognized through profit or loss based on the latest available information. The liability related to this written put option at June 30, 2025 amounted to €19,754 thousand and was classified as non-current (€19,266 thousand at December 31, 2024).

17. Lease liabilities
The following table provides a breakdown for lease liabilities.

(€ thousands)	Lease liabilities
At December 31, 2024	661,685
Interest expense	13,366
Repayment of lease liabilities (including interest expense)	(86,431)
Additions due to new leases and store renewals	152,615
Decrease of lease liabilities due to store closures	(5,143)
Translation differences	(49,770)
At June 30, 2025	686,322
of which:
Non-current	554,825
Current	131,497

In certain countries, leases for stores entail the payment of both minimum amounts and variable amounts, especially for stores with lease payments indexed to revenue. As required by IFRS 16, only the minimum fixed lease payments are capitalized.
For information relating to contractual maturities of lease liabilities, see Note 15 — Borrowings.
18. Fair value measurement
The reported amounts of derivative instruments, whether assets or liabilities, reflect their fair value at the reporting date.
The carrying amounts of cash and cash equivalents, financial assets and trade receivables, as adjusted for impairment where necessary as required by IFRS 9, approximate their estimated realizable value and their fair value. Lease liabilities are measured at their present value, while all other financial liabilities measured at amortized cost approximate their fair value.
For units in investment funds sensitivity has not been calculated as the valuation is made on the basis of the latest available net asset value (NAV).
Categories of financial assets and liabilities according to IFRS 7

The following tables provide a breakdown for financial assets by category at June 30, 2025:

	At June 30, 2025
	Financial assets					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	32,169	—	32,169	12	—	32,169	—
Cash and cash equivalents	—	—	159,896	159,896		—	159,896	—
Trade receivables	—	—	209,462	209,462		—	209,462	—
Other non-current financial assets	5,820	—	33,535	39,355		—	33,989	5,366
Other current financial assets	58,958	10,622	1,749	71,329	13	14,056	6,058	51,215
Financial assets	64,778	42,791	404,642	512,211		14,056	441,574	56,581

The following table provides an additional breakdown for other current financial assets at June 30, 2025:

	At June 30, 2025
	Other current financial assets				Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	1	2	3
Private equity	20,841	—	—	20,841	—	—	20,841
Hedge funds	10,666	—	—	10,666	—	—	10,666
Real estate funds	10,301	—	—	10,301	—	—	10,301
Private debt	9,693	—	—	9,693	—	286	9,407
Money market funds and floating income	4,023	4,239	—	8,262	4,239	4,023	—
Fixed income	—	6,383	—	6,383	6,383	—	—
Equity	3,434	—	—	3,434	3,434	—	—
Guarantee deposits	—	—	1,494	1,494	—	1,494	—
Financial receivables	—	—	255	255	—	255	—
Total other current financial assets	58,958	10,622	1,749	71,329	14,056	6,058	51,215

The following table presents the changes in level 3 items for the six months ended June 30, 2025:

(€ thousands)	Fair value Level 3
At December 31, 2024	59,356
Investments	2,219
Disposals	(5,853)
Fair value adjustments	2,851
Realized gains	145
Exchange rate losses	(2,137)
At June 30, 2025	56,581

The fair value of Level 2 items is mainly estimated on the basis of data provided by pricing services (non-active markets) and the fair value of Level 3 items is estimated on the basis of the last available net asset value (NAV).

The following tables provide a breakdown of financial assets by category at December 31, 2024:

	At December 31, 2024
	Financial assets					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	1,711	—	1,711	12	—	1,711	—
Cash and cash equivalents	—	—	219,130	219,130		—	219,130	—
Trade receivables	—	—	248,790	248,790		—	248,790	—
Other non-current financial assets	5,880	—	35,606	41,486		—	36,196	5,290
Other current financial assets	61,415	12,224	3,630	77,269	13	15,428	7,775	54,066
Financial assets	67,295	13,935	507,156	588,386		15,428	513,602	59,356

The following table provides an additional breakdown for other current financial assets at December 31, 2024:

	At December 31, 2024
	Other current financial assets				Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	1	2	3
Private equity	23,954	—	—	23,954	—	—	23,954
Private debt	10,395	—	—	10,395	—	281	10,114
Hedge funds	10,285	—	—	10,285	—	—	10,285
Real estate funds	9,713	—	—	9,713	—	—	9,713
Money market funds and floating income	3,864	5,785	—	9,649	5,785	3,864	—
Fixed income	—	6,439	—	6,439	6,439	—	—
Guarantee deposits	—	—	3,360	3,360	—	3,360	—
Equity	3,204	—	—	3,204	3,204	—	—
Financial receivables	—	—	270	270	—	270	—
Total other current financial assets	61,415	12,224	3,630	77,269	15,428	7,775	54,066

The fair value of Level 2 items is mainly estimated on the basis of data provided by pricing services (non-active markets) and the fair value of Level 3 items is estimated on the basis of the last available NAV.
The following tables provide a breakdown of financial liabilities by category at June 30, 2025:

	At June 30, 2025
	Financial liabilities					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	5,132	—	5,132	12	—	5,132	—
Non-current borrowings	—	—	174,418	174,418	15	—	174,418	—
Current borrowings	—	—	174,235	174,235	15	—	174,235	—
Other non-current financial liabilities	118,560	—	—	118,560	16	—	118,560	—
Trade payables and customer advances	—	—	273,359	273,359		—	273,359	—
Lease liabilities – Current/Non-current	—	—	686,322	686,322	17	—	—	686,322
Financial liabilities	118,560	5,132	1,308,334	1,432,026		—	745,704	686,322

The following tables provide a breakdown of financial liabilities by category at December 31, 2024:

	At December 31, 2024
	Financial liabilities					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	15,138	—	15,138	12	—	15,138	—
Non-current borrowings	—	—	196,401	196,401	15	—	196,401	—
Current borrowings	—	—	177,166	177,166	15	—	177,166	—
Other non-current financial liabilities	146,338	—	110	146,448	16	—	146,338	110
Trade payables and customer advances	—	—	309,771	309,771		—	309,771	—
Lease liabilities – Current / Non-current	—	—	661,685	661,685	17	—	—	661,685
Financial liabilities	146,338	15,138	1,345,133	1,506,609		—	844,814	661,795

19. Related party transactions
Pursuant to IAS 24 — Related Party Disclosures (“IAS 24”), the related parties of the Group are all entities and individuals (and their close family members) capable of exercising control, joint control or significant influence over the Group and its subsidiaries, including the Group’s controlling shareholder, Monterubello s.s. (“Monterubello”), as well as other companies owned by Monterubello and its shareholders. Related parties also include the Group’s associates and joint arrangements, members of the Group’s Board of Directors and executives with strategic responsibilities, as well as their families and entities controlled by them.

The Group’s transactions with related parties are primarily of a commercial and/or financial nature and are on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are further described below.
Transactions with associates
•The purchase of raw materials (primarily carded yarns) from Filati Biagioli Modesto.
•The purchase of finished products from Norda Run Inc. and Luigi Fedeli e Figlio S.r.l.
Transactions with Monterubello and companies controlled by Monterubello or its shareholders, the Company’s directors or the Senior Management Team
•The purchase of raw materials (primarily wool) from Gruppo Schneider S.p.A and its subsidiaries (the “Schneider Group”).
•The purchase of industrial services (primarily finishing of fabrics), from Finissaggio e Tintoria Ferraris S.p.A.
•The purchase of industrial services from Pettinatura di Verrone S.r.l.
•The rental of properties from EZ Real Estate S.p.A. (“EZ Real Estate”) or its subsidiaries under lease agreements.
•Licensing, marketing and other sustainability-related services from Oasi Zegna.
•Support to the activities of Fondazione Zegna, a charitable organization which provides an opportunity for charitable work on the part of the Zegna family and Group employees. Fondazione Zegna supports and funds projects in cooperation with non-profit organizations operating in various fields and different parts of the world.
•Put contracts entered into with Mr. Thom Browne as part of the Group’s investments in Thom Browne whereby the Group has been required to, and may in the future be required to, purchase all or a portion of the remaining non-controlling interests in Thom Browne. For additional information relating to the Thom Browne put option, see Note 16 — Other non-current financial liabilities.
Transactions with other related parties connected to directors and shareholders
•Transactions with UBS Group AG and its subsidiaries (together referred to as the “UBS Group AG”) for borrowings, revolving credit lines and financial assets the Group holds (mainly cash and cash equivalents and other securities), as well as derivative contracts in the course of the Group’s risk management activities. UBS Group AG also provides certain financial guarantees to third parties on behalf of the Group. Following Mr. Sergio Ermotti’s appointment as Group Chief Executive Officer of UBS Group AG effective April 5, 2023, UBS Group AG and its subsidiaries qualify as related parties of the Group.

The following table summarizes transactions with related parties for the six months ended June 30, 2025:

	For the six months ended June 30, 2025						For the six months ended June 30, 2024
(€ thousands)	Revenues	Cost of sales	Selling, general and administrative expenses	Marketing expenses	Financial income/(expenses)	Foreign exchange gains/(losses)	Revenues	Cost of sales	Selling, general and administrative expenses	Marketing expenses	Financial income/(expenses)	Foreign exchange gains/(losses)
Associates
Filati Biagioli Modesto S.p.A.	—	3,049	6	—	—	—	—	3,676	33	—	—	—
Norda Run Inc.	—	—	1	—	—	—	—	1	4	—	—	—
Luigi Fedeli e Figlio S.r.l.	10	—	—	—	—	—	30	138	—	—	—	—
Total associates	10	3,049	7	—	—	—	30	3,815	37	—	—	—
Companies controlled by Monterubello or its shareholders, the Company’s directors or Senior Management Team
EZ Real Estate	9	1,287	1,874	1,027	(355)	—	8	1,267	2,010	1,040	(351)	—
Schneider Group	—	4,247	10	—	5	—	1	6,394	3	—	—	—
Alan Real Estate S.A.	—	878	1,796	—	(835)	—	—	857	1,550	—	(858)	5
Agnona S.r.l.	16	22	134	36	—	—	50	25	134	30	—	(1)
Other companies controlled by Monterubello or its shareholders, the Company’s directors or Senior Management Team (1)	5	2,306	434	—	1	—	92	2,983	216	4	2	—
Other related parties connected to directors and shareholders
UBS Group AG	—	—	515	—	122	2,296	—	—	96	—	(239)	83
Other	—	—	1,390	—	—	—	—	—	1,499	—	—	—
Total transactions with related parties	40	11,789	6,160	1,063	(1,062)	2,296	181	15,341	5,545	1,074	(1,446)	87
Total for the Group	927,690	301,658	501,804	62,882	(4,201)	10,214	960,122	322,678	497,612	66,751	(17,161)	(7,684)
________________________________________
(1)Includes transactions with Fondazione Zegna, Finissaggio e Tintoria Ferraris S.p.A. and Pettinatura di Verrone S.r.l.

The following table summarizes assets and liabilities with related parties at June 30, 2025 and December 31, 2024:

	At June 30, 2025				At December 31, 2024
(€ thousands)	Non-current assets	Current assets	Non-current liabilities	Current liabilities	Non-current assets	Current assets	Non-current liabilities	Current liabilities
Associates
Filati Biagioli Modesto S.p.A.	—	65	—	1,223	—	14	—	780
Luigi Fedeli e Figlio S.r.l.	—	—	—	—	—	—	—	64
Total associates	—	65	—	1,223	—	14	—	844
Monterubello and Companies controlled by Monterubello or its shareholders, the Company’s directors or Senior Management Team
Agnona S.r.l.	—	15	—	161	—	33	—	125
Schneider Group	—	263	—	2,384	—	211	—	2,319
EZ Real Estate	36,176	382	30,287	6,584	39,222	81	33,284	8,955
Alan Real Estate S.A.	36,271	—	32,083	4,707	37,357	—	33,332	5,153
Other companies controlled by Monterubello or its shareholders, the Company’s directors or Senior Management Team (1)	357	71	—	1,495	179	280	—	1,944
Other related parties connected to directors and shareholders
UBS Group AG	2,072	29,973	1,181	2,519	2,542	52,788	1,756	23,254
Other	—	—	—	556	—	—	—	599
Total transactions with related parties	74,876	30,769	63,551	19,629	79,300	53,407	68,372	43,193
Total for the Group	1,589,948	1,137,290	973,052	801,751	1,627,811	1,206,162	998,201	852,885
________________________________________
(1)Includes transactions with Fondazione Zegna, Finissaggio e Tintoria Ferraris S.p.A., Achill Station Pty Ltd. and Pettinatura di Verrone S.r.l.

20. Share-based payments
The Group has several equity incentive arrangements under which share-based payments have been awarded to the Chief Executive Officer (“CEO”), the Senior Management Team and other employees of the Group, as well as to non-executive directors. The equity incentives primarily consist of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one ordinary share of the Company.

For the six months ended June 30, 2025 and 2024, the Company recognized €2,099 thousand and €4,151 thousand, respectively, as shared-based compensation expense and an increase to other reserves within equity in relation to the Group’s equity incentive plans.

On March 26, 2025, the Board of Directors of the Company determined the level of achievement of the performance conditions under the CEO 2022-2024 PSUs in 2024. As a result of such determination, 368,943 ordinary shares vested and were delivered to the CEO in the first half of 2025, following which there are no remaining CEO 2022-2024 PSU awards outstanding.

On March 26, 2025, the Board of Directors of the Company determined the level of achievement of the performance conditions under the 2022-2024 PSUs in 2024. As a result of such determination, 1,140,546 ordinary shares vested and were delivered to the recipients in the first half of 2025, following which there are no remaining 2022-2024 PSU awards outstanding.

CEO 2025-2027 PSUs
In April 2025 the Company awarded 744,416 PSUs (the “CEO 2025-2027 PSUs”) to the CEO, which vest at the end of 2027 based on the achievement of targets relating to: (i) the Company’s earnings per share achieved over the performance period from 2025 to 2027, (ii) the change in the adjusted net financial indebtedness/(cash surplus) at the end of 2027 compared to the end of 2024, and (iii) the total shareholder return (“TSR”) of “ZGN” ordinary shares achieved over the performance period from 2025 to 2027 compared to a defined peer group, as well as the CEO’s continued service in any executive capacity within the Group at the date of vesting. Each of the performance targets will be measured and settled independently of the other targets and the total number of ordinary shares that will be delivered upon vesting depends on the level of achievement of the performance targets, as well as a multiplier that is based on the performance of certain environmental, social and governance indicators over the performance period.

2025-2027 PSUs

In June 2025 the Company awarded 1,290,000 PSUs (the “2025-2027 PSUs”) to the Senior Management Team (excluding the CEO) and certain other employees of the Group, which vest at the end of 2027 based on the achievement of targets relating to: (i) the cumulated revenues and cumulated Adjusted EBIT achieved over the performance period from 2025 to 2027, (ii) the change in the adjusted net financial indebtedness/(cash surplus) at the end of 2027 compared to the end of 2024, and (iii) the total shareholder return (“TSR”) of “ZGN” ordinary shares achieved over the performance period from 2025 to 2027 compared to a defined peer group, as well as the recipient’s continued service to the Group at the date of vesting. Each of the performance targets will be measured and settled independently of the other targets and the total number of ordinary shares that will be delivered upon vesting depends on the level of achievement of the performance targets, as well as a multiplier that is based on the performance of certain environmental, social and governance indicators over the performance period.

The following table summarizes the preliminary fair value for accounting purposes at the measurement date and the key assumptions used in the valuation of the CEO 2025-2027 PSUs and the 2025-2027 PSUs:

	CEO 2025-2027 PSUs	2025-2027 PSUs
Fair value	€4.08 - €5.69	€4.87 - €7.09

Measurement date share price	€6.03	€7.47
Expected volatility based on the historical and implied volatility of a group of comparable companies	44.98%	45.07%
Dividend yield	1.69%	1.37%
Risk-free rate	3.51%	3.68%

21. Notes to the semi-annual condensed consolidated cash flow statement
Operating activities
For the six months ended June 30, 2025 and 2024, other non-cash expenses/(income), net in the semi-annual condensed consolidated cash flow statement primarily include equity-settled share-based compensation and bonuses earned by the Senior Management Team and other employees of the Group that were not paid during the period, as well as provisions for risk and charges and allowances.
Investing activities
Additions capitalized to property, plant and equipment for the six months ended June 30, 2025 and 2024 were €38,721 thousand and €42,519 thousand, respectively.
22. Subsequent events
The Group has evaluated subsequent events through September 4, 2025, which is the date the Semi-Annual Condensed Consolidated Financial Statements were authorized for issuance, and identified the following events, all of which are non-adjusting as defined in IAS 10 — Events after the reporting period:

On July 29, 2025, the Group announced a strategic partnership with Temasek, a global investment company headquartered in Singapore. As part of the agreement, the Company sold to Temasek 14.1 million ordinary shares, which were previously held in treasury, at a price of $8.95 per share (the “Transaction”), as a result of which the Group received cash consideration of $126.4 million (€108.4 million). Following completion of the Transaction, Temasek holds a total of 26.8 million shares of the Company, equal to 10% of the Company’s outstanding ordinary shares, including 12.7 million ordinary shares of the Company previously acquired by Temasek on the open market. Nagi Hamiyeh, Head of EMEA at Temasek, is expected to join the Company’s Board of Directors as a non-executive director at the next annual general meeting scheduled for June 2026.
On September 2, 2025, Sam Lobban assumed the role of Chief Executive Officer of Thom Browne, replacing Rodrigo Bazan who stepped down effective from August 31, 2025.